2009 Annual Report


AEHR

AEHR
TEST SYSTEMS

FINANCIAL HIGHLIGHTS

(in thousands, except per share data)	For the years ended May 31,		
	2009	2008	2007
Net sales	**$21,407**	$39,041	$27,351
(Loss) income from operations	**(25,475)**	5,811	1,051
Net (loss) income	**(29,971)**	10,573	2,428
Net (loss) income per diluted share	**(3.55)**	1.24	0.30
Cash, cash equivalents and short-term investments	**4,360**	15,648	9,551
Working capital	**7,299**	33,362	20,370
Shareholders' equity	**9,963**	37,772	22,668
Shareholders' equity per share	**1.17**	4.52	2.90
Non-GAAP net (loss) income	**(1,898)**	6,449	3,094
Non-GAAP net (loss) income per diluted share	**(0.22)**	0.76	0.38

Reconciliation of GAAP and Non-GAAP Results
(in thousands, except per share data)
(unaudited)

	Year Ended May 31,		
	2009	2008	2007
GAAP net (loss) income	$(29,971)	$10,573	$2,428
Provision for bad debts [1]	13,708		
Restructuring and asset impairments [2]	8,137		
Reinstatement (reversal) of deferred tax asset valuation allowance	4,943	(4,943)	
Stock compensation expense	1,285	836	678
Income tax effect on non-GAAP adjustments [3]		(17)	(12)
Non-GAAP net (loss) income	$ (1,898)	$6,449	$3,094
GAAP net (loss) income per diluted share	$ (3.55)	$1.24	$0.30
Non-GAAP net (loss) income per diluted share	$ (0.22)	$0.76	$0.38
Shares used in diluted shares calculation	8,436	8,508	8,225

[1] Related to accounts receivable of Spansion Inc., which filed for bankruptcy in Japan in February 2009 and in the U.S. in March 2009.
[2] The three months ended May 31, 2009 includes a provision for excess/obsolete inventory of $1.5 million, $0.2 million severance costs, and a credit of $0.3 million for settlement of cancellation charges accrued in the prior fiscal quarter. The year ended May 31, 2009 includes a provision for excess/obsolete inventory of $7.2 million, cancellation charges of $0.3 million, $0.3 million impairment of goodwill, and $0.4 million severance.
[3] Excludes $4.9 million tax provision related to reinstatement of the valuation allowance.

Non-GAAP net income is a non-GAAP measure and should not be considered a replacement for GAAP results. Non-GAAP net income is a financial measure the Company uses to evaluate the underlying results and operating performance of the business. The limitation of this measure is that it excludes items that impact the Company's current period net income. This limitation is best addressed by using this measure in combination with net income (the most comparable GAAP measure).

Except for the historical information contained herein, this Annual Report contains certain "forward-looking" statements that involve risks and uncertainties relating to projections regarding industry growth and customer demand for Aehr Test's products. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results. See Aehr Test's recent 10-K report that is part of this Annual Report for a more detailed description of the risks facing our business. Aehr Test disclaims any obligation to update information contained in any forward-looking statement to reflect events or circumstances occurring after the date of this Annual Report.

LETTER TO OUR SHAREHOLDERS

Fiscal 2009 was an extremely challenging year for Aehr Test Systems. The combination of the global economic crisis, a significant contraction in semiconductor capital spending and the bankruptcy of Spansion, our largest customer, had a profoundly negative impact on our financial results following three encouraging years of revenue and profit growth.

To review our financial performance in fiscal 2009, our net sales were $21.4 million, compared with net sales of $39.0 million in fiscal 2008. We reported a net loss of $30.0 million, or $3.55 per diluted share, in fiscal 2009 compared to prior-year net income of $10.6 million, or $1.24 per diluted share. Our fiscal 2009 results included a number of non-cash charges related to the Spansion bankruptcy, including inventory write-downs and an increase in our provision for bad debt, and also included restructuring expenses as we reduced our headcount to reflect our lower level of revenue. Excluding these charges, our non-GAAP net loss in fiscal 2009 was $1.9 million, or $0.22 per diluted share.

During fiscal 2009, we took significant steps to minimize our expense levels. We reduced our headcount, reduced compensation for officers and other salaried employees, initiated a company-wide shutdown for one week each month and lowered the fees paid to our Board of Directors, among other spending cuts. The combination of these actions reduced our ongoing total operating expenses by about 35%.

Despite the overall reduction in expenses, we have continued to invest in product development. During fiscal 2009, we completed development of the initial release of our new Advanced Burn-in and Test System (ABTS™), which is based on the same platform used for our FOX™ family of wafer-level burn-in and test systems. The ABTS family is designed to be extremely versatile, which allows us to address multiple market segments within the semiconductor industry. The system can test and burn-in memory devices, as well as both high- and low-power logic devices. It can also be configured to provide individual device temperature control for devices up to 100 watts and with up to 320 input/output channels.

Our sales efforts for the ABTS system have been encouraging. We have announced sales of the new system to three different customers and have already received a follow-on order from one of them. We are pleased with the interest levels we are seeing in our new ABTS product family and we believe our customer base will expand in the future.

With the addition of the ABTS product family, we believe we have the strongest and most competitive product portfolio in our history. Our lineup of products now consists of the FOX-1 and FOX-15 wafer level test and burn-in systems, our full wafer contactor technology, our DiePak carrier for producing known-good die and the new ABTS family of products. With this expanded product portfolio, we believe we have excellent opportunities to increase our market share when industry conditions improve.

We are optimistic that we will start to see a recovery in capital spending in the semiconductor industry during fiscal 2010. Industry tracking surveys indicate that equipment sector bookings may have hit a bottom and are poised for improvement going forward. There are also signs that Spansion may emerge from bankruptcy by the end of calendar 2009, which could result in a meaningful increase in orders for our FOX systems and WaferPak contactors. Given the expense reduction actions we have taken, we believe that we will have sufficient working capital to run our operations until we see an improvement in semiconductor capital expenditures.

In closing, I would like to thank our employees worldwide for their hard work and commitment to managing through the challenges we faced in fiscal 2009. We still have more challenges ahead, but I believe the efforts we have made to lower our cost structure and enhance our product portfolio during this downturn will ultimately make us a much stronger company. As economic and industry conditions improve, we are confident that we have the right combination of products and talent to return to a growth trajectory.

Rhea J. Posedel

Rhea J. Posedel
CEO and Chairman

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended May 31, 2009
or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from _______________ to _______________

Commission file number: 000-22893.

AEHR TEST SYSTEMS

(Exact name of registrant as specified in its charter)

CALIFORNIA (State or other jurisdiction of incorporation or organization)	**94-2424084** (IRS Employer Identification Number)
400 KATO TERRACE, FREMONT, CA (Address of principal executive offices)	**94539** (Zip Code)

Registrant's telephone number, including area code: **(510) 623-9400**

Securities registered pursuant to Section 12(b) of the Act:
Common stock, $0.01 par value
Name of each exchange on which registered: The NASDAQ Stock Market LLC
Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer	[X]	Smaller reporting company	[ ]

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the Registrant's common stock, par value $0.01 per share, held by non-affiliates of the Registrant, based upon the closing price of $2.19 on November 28, 2008, as reported on the NASDAQ Global Market, was approximately $15,326,000. For purposes of this disclosure, shares of common stock held by persons who hold more than 5% of the outstanding shares of common stock (other than such persons of whom the Registrant became aware only through the filing of a Schedule 13G filed with the Securities and Exchange Commission) and shares held by officers and directors of the Registrant have been excluded because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily conclusive for other purposes.

The number of shares of Registrant's common stock, par value $0.01 per share, outstanding at July 31, 2009 was 8,496,000.

Documents Incorporated By Reference

Certain information required by Part III of this report on Form 10-K is incorporated by reference from the Registrant's proxy statement for the Annual Meeting of Shareholders to be held on October 27, 2009 (the "Proxy Statement"), which will be filed with the Securities and Exchange Commission within 120 days after the close of the Registrant's fiscal year ended May 31, 2009.

AEHR TEST SYSTEMS

FORM 10-K
FISCAL YEAR ENDED MAY 31, 2009

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

This Annual Report on Form 10-K contains forward-looking statements with respect to Aehr Test Systems ("Aehr Test," the "Company," "we," "us," and "our") which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements due to a number of factors, including those described herein and the documents incorporated herein by reference, and those factors described in Part I, Item 1A under "Risk Factors." These statements typically may be identified by the use of forward-looking words or phrases such as "believe," "expect," "intend," "anticipate," "should," "planned," "estimated," and "potential," among others. All forward-looking statements included in this document are based on our current expectations, and we assume no obligation to update any of these forward-looking statements. We note that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward-looking statements, including the risks and uncertainties that may affect the operations, performance, development, and results of our businesses. These risks include but are not limited to those factors identified in "Risk Factors" beginning on page 10 of this Annual Report on Form 10-K, those factors that we may from time to time identify in our periodic filings with the Securities and Exchange Commission, as well as other factors beyond our control.

PART I

Item 1. Business

THE COMPANY

Aehr Test develops, manufactures and sells systems which are designed to reduce the cost of testing flash, dynamic random access memory ("DRAM"), and other memory devices, and to perform reliability screening or burn-in of complex logic and memory devices. These systems can be used to simultaneously perform parallel testing and burn-in of packaged integrated circuits ("ICs"), singulated bare die, or ICs still in wafer form. Leveraging its expertise as a long-time leading provider of burn-in equipment, with over 2,500 systems installed worldwide, the Company has developed and introduced several innovative product families, including the ABTS™, FOX™, MTX and MAX systems, the WaferPak™ cartridge and the DiePak® carrier. The new ABTS family of systems can perform Test During Burn-in ("TDBI") on both logic and memory packaged ICs. The FOX systems are full wafer contact parallel test and burn-in systems designed to make contact with all pads of a wafer simultaneously, thus enabling full wafer parallel test and burn-in. The MTX system is a massively parallel test system designed to reduce the cost of memory testing by performing both test and burn-in on thousands of devices simultaneously. The MAX system can effectively burn-in and functionally test complex devices, such as digital signal processors, microprocessors, microcontrollers and systems-on-a-chip. The WaferPak cartridge includes a full-wafer probe card for use in testing wafers in FOX systems. The DiePak carrier is a reusable, temporary package that enables IC manufacturers to perform cost-effective final test and burn-in of bare die.

Aehr Test was incorporated in the state of California on May 25, 1977. The Company's headquarters and mailing address is 400 Kato Terrace, Fremont, California 94539 and the telephone number at that location is (510) 623-9400. The Company's common stock trades on the NASDAQ Global Market under the symbol "AEHR." The Company's website is www.aehr.com. The public may read and copy materials filed with the United States Securities and Exchange Commission ("SEC"), including the Company's periodic and current reports on Form 10-K, Form 10-Q and Form 8-K, at the SEC's Public Reference Room at 100 F Street, N.E., Washington DC 20549. Information about the SEC's Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. All reports and information electronically filed by Aehr Test with the SEC may also be obtained on the SEC's website (http://www.sec.gov).

INDUSTRY BACKGROUND

Semiconductor manufacturing is a complex, multi-step process and defects or weaknesses that may result in the failure of an integrated circuit, may be introduced at any process step. Failures may occur immediately or at any time during the operating life of an IC, sometimes after several months of normal use. Semiconductor manufacturers rely on testing and reliability screening to detect failures that occur during the manufacturing process.

Testing and reliability screening involve multiple steps. The first set of tests is typically performed by IC manufacturers before the processed semiconductor wafer is cut into individual die to avoid the cost of packaging defective die into their packages. This "wafer probe" testing can be performed on one or many die at a time, including testing the entire wafer at once. After the die are packaged and before they undergo reliability screening, a short test is typically performed to detect packaging defects. Most leading-edge microprocessors, microcontrollers, digital signal processors, and memory ICs then undergo an extensive reliability screening and stress testing procedure known as "burn-in." The burn-in process screens for early failures by operating the IC at elevated voltages and temperatures, up to 150 degrees Celsius (302 degrees Fahrenheit), for periods typically ranging from 8 to 48 hours. A typical burn-in system can process thousands of ICs simultaneously. After burn-in, the ICs undergo a final test process using automatic test equipment ("testers"). Traditional memory testers can test up to 512 ICs simultaneously and perform a variety of tests at multiple temperatures.

PRODUCTS

The Company manufactures and markets full wafer contact systems, monitored burn-in systems, massively parallel test systems, test fixtures, die carriers and related accessories.

All of the Company's systems are modular, allowing them to be configured with optional features to meet customer requirements. Systems can be configured for use in production applications, where capacity, throughput and price are most important, or for reliability engineering and quality assurance applications, where performance and flexibility, such as extended temperature ranges, are essential.

FULL WAFER CONTACT SYSTEMS

The FOX-1 full wafer parallel test system, introduced in June 2005, is designed for massively parallel test in wafer sort. The FOX-1 system is designed to make electrical contact to and test all of the die on a wafer in a single touchdown. The FOX-1 test head and WaferPak contactor are compatible with industry-standard 300 mm wafer probers which provide the wafer handling and alignment automation for the FOX-1 system. The FOX-1 pattern generator is designed to functionally test industry-standard memories such as flash and DRAMs, plus it is optimized to test memory or logic ICs that incorporate design for testability ("DFT") and built-in self-test ("BIST"). The FOX-1 pin electronics and per-device power supplies are tailored to full-wafer functional test. The Company believes that the FOX-1 system can significantly reduce the cost of testing IC wafers.

The FOX-15 full wafer contact test and burn-in system, introduced in October 2007, is designed for use with wafers that require test and burn-in times typically measured in hours. The FOX-15 is the latest member of the FOX family of full wafer contact systems and is focused on parallel testing and burning-in up to 15 wafers at a time. For high reliability applications, such as automotive, the FOX-15 system is a cost-effective solution for producing tested and burned-in die for use in multi-chip packages. Using Known-Good Die ("KGD"), which are fully burned-in and tested die in multi-chip packages, helps assure the reliability of the final product and lowers costs by increasing the yield of high-cost multi-chip packages. Wafer-level burn-in and test enables lower cost production of KGD for multi-chip modules and systems-in-a-package.

One of the key components of the FOX systems is the patented WaferPak cartridge system. The WaferPak cartridge contains a full-wafer single-touchdown probe card which is easily removable from the system. Traditional probe cards contact only a portion of the wafer, requiring multiple touchdowns to test the entire wafer. The unique design is intended to accommodate a wide range of contactor technologies so that the contactor technology can evolve along with the changing requirements of the customer's wafers.

The full wafer contact systems product category accounted for approximately 82%, 86% and 39% of the Company's net sales in fiscal 2009, 2008 and 2007, respectively.

SYSTEMS FOR PACKAGED PARTS

Monitored burn-in and massively parallel test systems consist of several subsystems: pattern generation and test electronics, control software, network interface and environmental chamber. Massively parallel test systems include an algorithmic test pattern generator which allow them to duplicate most of the tests performed by a traditional memory tester. Pin electronics at each burn-in board ("BIB") or performance test board ("PTB") position are designed to provide accurate signals to the memory ICs being tested and detect whether a device is failing the test.

Devices being tested are placed on BIBs or PTBs and loaded into environmental chambers which typically operate at temperatures from 25 degrees Celsius (77 degrees Fahrenheit) up to 150 degrees Celsius (302 degrees Fahrenheit) (optional chambers can produce temperatures as low as -55 degrees Celsius (-67 degrees Fahrenheit)). A single BIB or PTB can hold up to several hundred memory ICs, and a production chamber holds up to 72 BIBs or PTBs, resulting in thousands of memories or logic devices being tested in a single system.

The Advanced Burn-in and Test System ("ABTS") was introduced in fiscal 2008. The ABTS family of products is based on a completely new hardware and software architecture that is intended to address not only today's devices, but also future devices for many years to come. The ABTS can test and burn-in memory as well as both high-power logic and low-power logic devices. It can be configured to provide individual device temperature control for devices up to 50W or more and with up to 320 I/O channels. ABTS systems can be configured for both monitored burn-in and massively parallel test applications. In June 2008, the Company announced shipment of the first ABTS beta site system to Integrated Service Technology ("iST") in Taiwan. In January 2009, the Company announced it received a second order for the ABTS from a leading European provider of embedded wireless technology. In July 2009, the Company announced it received the third order for the ABTS from a leading U.S. aerospace company and one follow-on system order from iST. Through the end of fiscal 2009, the Company has not recognized any revenue from ABTS sales as contract provisions require customer final acceptance prior to recognition of revenue.

The MAX3 system, which was introduced by the Company in fiscal 1999, is designed for monitored burn-in of memory and logic devices. It has 96 channels, holds 64 burn-in boards, each of which may hold up to 350 or more devices, resulting in a system capacity of up to 22,400 or more devices. The MAX3 system was designed for today's low voltage ICs. The MAX3 also has extended stored test program capability for more complete exercise and output monitoring of complex logic devices such as digital signal processors. The output monitor feature allows the MAX3 to perform functional tests of devices and it also supports BIST or other scan features. The MAX4 system was introduced in 2001. The MAX4 extends the MAX3 system to target devices that require better voltage accuracy and higher current. It can provide up to 227 amps of current per BIB position. All systems feature multi-tasking software which includes lot tracking and reporting software that are needed for production and military applications.

The MTX massively parallel test system is designed to reduce the cost of memory testing by processing thousands of memory devices simultaneously, including flash memories, DRAMs and other memories. The MTX system can perform a significant number of tests usually performed by traditional memory testers, including pattern sensitivity tests, functional tests, data retention tests and refresh tests. The Company estimates that transferring these tests from traditional memory testers to the MTX system can reduce the time that a memory device must be tested by a traditional memory tester by up to 70%, thereby reducing the required number of memory testers and, consequently, reducing capital and operating costs.

This packaged part systems product category accounted for approximately 17%, 12% and 54% of the Company's net sales in fiscal 2009, 2008 and 2007, respectively.

TEST FIXTURES

The Company sells, and licenses others to manufacture and sell, custom-designed test fixtures for its systems. The test fixtures include PTBs for use with the MTX massively parallel test system and BIBs for the MAX monitored burn-in system. These test fixtures hold the devices undergoing test or burn-in and electrically connect the devices under test to the system electronics. The capacity of each test fixture depends on the type of device being tested or burned-in, ranging from several hundred in memory production to as few as eight for high pin-count complex ASIC or microprocessor devices. Test fixtures are sold both with new Aehr Test systems and for use with the Company's installed base of systems.

The Company's DiePak product line includes a family of reusable, temporary die carriers and associated sockets that enable the test and burn-in of bare die using the same test and burn-in systems used for packaged ICs. DiePak carriers offer cost-effective solutions for providing KGD for most types of ICs, including memory, microcontroller and microprocessor devices. The DiePak carrier was introduced in fiscal 1995. The DiePak carrier consists of an interconnect substrate, which provides an electrical connection between the die pads and the socket contacts, and a mechanical support system. The substrate is customized for each IC product. The DiePak carrier comes in several different versions, designed to handle ICs ranging from 54 pin-count memories up to 320 pin-count microprocessors. A new lower cost 54/66 pin DiePak solution was introduced in July 2004.

The Company has received patents or applied for patents on certain features of the PTB, FOX, ABTS and MAX4 test fixtures. The Company has licensed or authorized several other companies to provide PTBs and MAX4 BIBs from which the Company receives royalties. Royalties and revenue for the test fixtures product category accounted for less than 10% of net sales in fiscal 2009, 2008 and 2007.

CUSTOMERS

The Company markets and sells its products throughout the world to semiconductor manufacturers, semiconductor contract assemblers, electronics manufacturers and burn-in and test service companies.

Sales to the Company's five largest customers accounted for approximately 95%, 98%, and 76% of its net sales in fiscal 2009, 2008 and 2007, respectively. During fiscal 2009 and 2008, one customer, Spansion Inc. ("Spansion"), accounted for approximately 80% of the Company's net sales. During fiscal 2007, Spansion and Texas Instruments Incorporated accounted for approximately 39% and 23%, respectively, of the Company's net sales. No other customers accounted for more than 10% of the Company's net sales for any of these periods. The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of net sales for the foreseeable future. In addition, sales to particular customers may fluctuate significantly from quarter to quarter. Such fluctuations may result in changes in utilization of the Company's facilities and resources. The loss of or reduction or delay in orders from a significant customer, or a delay in collecting or failure to collect accounts receivable from a significant customer could materially and adversely affect the Company's business, financial condition and operating results. For example, Spansion declared bankruptcy in fiscal 2009 and has not paid $13.8 million owed to the Company as accounts receivable.

MARKETING, SALES AND CUSTOMER SUPPORT

The Company has sales and service operations in the United States, Japan, Germany and Taiwan, and has established a network of distributors and sales representatives in certain key parts of the world. See "REVENUE RECOGNITION" in Item 7 under "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further discussion of the Company's relationship with distributors, and its effects on revenue recognition.

The Company's customer service and support program includes system installation, system repair, applications engineering support, spare parts inventories, customer training, and documentation. The Company has both applications engineering and field service personnel located at the corporate headquarters in Fremont, California and at the Company's subsidiaries in Japan, Germany and Taiwan. The Company's distributors provide applications and field service support in other parts of the world. The Company customarily provides a warranty on its products. The Company offers service contracts on its systems directly and through its subsidiaries, distributors, and representatives. The Company maintains customer support personnel in the Philippines and China. The Company believes that maintaining a close relationship with customers and providing them with ongoing engineering support improves customer satisfaction and will provide the Company with a competitive advantage in selling its products to the Company's customers.

BACKLOG

As of May 31, 2009 and 2008, the Company's backlog was $1.7 million and $18.6 million, respectively. The significant decrease in backlog was primarily the result of the Company's largest customer, Spansion, filing for bankruptcy in fiscal 2009 and the current weak market for the Company's products. The Company's backlog consists of product orders for which confirmed purchase orders have been received and which are scheduled for shipment within 12 months. Because of the possibility of customer changes in delivery schedules or cancellations and potential delays in product shipments or development projects, the Company's backlog as of a particular date may not be indicative of net sales for any succeeding period.

RESEARCH AND PRODUCT DEVELOPMENT

The Company historically has devoted a significant portion of its financial resources to research and development programs and expects to continue to allocate significant resources to these efforts. The Company's research and development expenses during fiscal 2009, 2008 and 2007 were approximately $5.8 million, $6.5 million and $6.3 million, respectively.

The Company conducts ongoing research and development to design new products and to support and enhance existing product lines. Building upon the expertise gained in the development of its existing products, the Company has developed the FOX family of systems for performing test and burn-in of entire processed wafers, rather than individual die or packaged parts. The Company is completing development of the ABTS family of products, intended to improve the capability and performance for testing and burn-in of future generation ICs and provide the flexibility in a wide variety of applications from logic to memories.

MANUFACTURING

The Company assembles its products from components and parts manufactured by others, including environmental chambers, power supplies, metal fabrications, printed circuit assemblies, ICs, burn-in sockets, high-density interconnects, wafer contactors and interconnect substrates. Final assembly and testing are performed within the Company's facilities. The Company's strategy is to use in-house manufacturing only when necessary to protect a proprietary process or when a significant improvement in quality, cost or leadtime can be achieved. The Company's principal manufacturing facility is located in Fremont, California. The Company's Tokyo, Japan and Utting, Germany facilities provide limited manufacturing and product customization.

The Company relies on subcontractors to manufacture many of the components or subassemblies used in its products. The Company's ABTS, FOX, MTX and MAX systems and DiePak carriers contain several components, including environmental chambers, power supplies, high-density interconnects, wafer contactors, signal distribution substrates and certain ICs, that are currently supplied by only one or a limited number of suppliers. The Company's reliance on subcontractors and single source suppliers involves a number of significant risks, including the loss of control over the manufacturing process, the potential absence of adequate capacity and reduced control over delivery schedules, manufacturing yields, quality and costs. In the event that any significant subcontractor or single source supplier becomes unable or unwilling to continue to manufacture subassemblies, components or parts in required volumes, the Company will have to identify and qualify acceptable replacements. The process of qualifying subcontractors and suppliers could be lengthy, and no assurance can be given that any additional sources would be available to the Company on a timely basis. Any delay, interruption or termination of a supplier relationship could adversely affect our ability to deliver products, which would harm our operating results.

COMPETITION

The semiconductor equipment industry is intensely competitive. Significant competitive factors in the semiconductor equipment market include price, technical capabilities, quality, flexibility, automation, cost of ownership, reliability, throughput, product availability and customer service. In each of the markets it serves, the Company faces competition from established competitors and potential new entrants, many of which have greater financial, engineering, manufacturing and marketing resources than the Company.

The Company's FOX full wafer contact systems are expected to face competition from larger systems manufacturers that have sufficient technological know-how and manufacturing capability. Competing suppliers of full wafer contact systems include Advantest Corporation, Verigy Ltd., Matsushita Electric Industrial Co., Ltd. and Delta V Instruments, Incorporated.

The Company's ABTS and MTX massively parallel test systems face intense competition from burn-in system suppliers and traditional memory tester suppliers because the Company's ABTS and MTX systems perform burn-in and many of the functional tests performed by memory testers. Competing suppliers of burn-in and functional test systems include Advantest Corporation and Dong-Il Corporation.

The Company's ABTS and MAX monitored burn-in systems have faced and are expected to continue to face increasingly severe competition, especially from several regional, low-cost manufacturers and from systems manufacturers that offer higher power dissipation per device under test. Some users of such systems, such as independent test labs, build their own burn-in systems, while others, particularly large IC manufacturers in Asia, acquire burn-in systems from captive or affiliated suppliers. The market for burn-in systems is highly fragmented, with many domestic and international suppliers.

The Company expects that its WaferPak products will face significant competition. The Company believes that several companies have developed or are developing full-wafer and single-touchdown probe cards. As the full-wafer test market develops, the Company expects that other competitors will emerge. The Company expects that the primary competitive factors in this market will be cost, performance, reliability and assured supply. Competing suppliers of WaferPak products include FormFactor, Inc., Verigy Ltd. and Micronics Japan Co., Ltd.

The Company's test fixture products face numerous regional competitors. There are limited barriers to entry into the BIBs market, and as a result, many companies design and manufacture BIBs, including BIBs for use with the Company's ABTS and MAX systems. The Company has granted royalty-bearing licenses to several companies to make performance test boards for use with the Company's MTX systems and BIBs for use with the Company's MAX4 systems and the Company may grant additional licenses as well. Sales of PTBs and MAX4 BIBs by licensees result in royalties to the Company.

The Company expects that its DiePak products will face significant competition. The Company believes that several companies have developed or are developing products which are intended to enable test and burn-in of bare die. As the bare die market develops, the Company expects that other competitors will emerge. The DiePak products also face severe competition from other alternative test solutions. The Company expects that the primary competitive factors in this market will be cost, performance, reliability and assured supply. Competing suppliers of DiePak products include Yamaichi Electronics Co., Ltd.

The Company expects its competitors to continue to improve the performance of their current products and to introduce new products with improved price and performance characteristics. New product introductions by the Company's competitors or by new market entrants could cause a decline in sales or loss of market acceptance of the Company's products. The Company has observed price competition in the systems market, particularly with respect to its less advanced products. Increased competitive pressure could also lead to intensified price-based competition, resulting in lower prices which could adversely affect the Company's operating margins and results. The Company believes that to remain competitive it must invest significant financial resources in new product development and expand its customer service and support worldwide. There can be no assurance that the Company will be able to compete successfully in the future.

PROPRIETARY RIGHTS

The Company relies primarily on the technical and creative ability of its personnel, its proprietary software, and trade secrets and copyright protection, rather than on patents, to maintain its competitive position. The Company's proprietary software is copyrighted and licensed to the Company's customers. The Company currently holds twenty-six issued United States patents with expiration date ranges from 2012 to 2026 and has several additional United States patent applications and foreign patent applications pending. One issued patent covers the method used to connect performance test boards with the MTX system; another covers the method used to connect burn-in boards with the MAX4 system. The Company currently has two United States trademark registrations.

The Company's ability to compete successfully is dependent in part upon its ability to protect its proprietary technology and information. Although the Company attempts to protect its proprietary technology through patents, copyrights, trade secrets and other measures, there can be no assurance that these measures will be adequate or that competitors will not be able to develop similar technology independently. Further, there can be no assurance that claims allowed on any patent issued to the Company will be sufficiently broad to protect the Company's technology, that any patent will be issued to the Company from any pending application or that foreign intellectual property laws will protect the Company's intellectual property. Litigation may be necessary to enforce or determine the validity and scope of the Company's proprietary rights, and there can be no assurance that the Company's intellectual property rights, if challenged, will be upheld as valid. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and operating results, regardless of the outcome of the litigation. In addition, there can be no assurance that any of the patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company. Also, there can be no assurance that the Company will have the financial resources to defend its patents from infringement or claims of invalidity.

There are currently no pending claims against the Company regarding infringement of any patents or other intellectual property rights of others. However, the Company may receive communications from third parties asserting intellectual property claims against the Company. Such claims could include assertions that the Company's products infringe, or may infringe, the proprietary rights of third parties, requests for indemnification against such infringement or suggest the Company may be interested in acquiring a license from such third parties. There can be no assurance that any such claim made in the future will not result in litigation, which could involve significant expense to the Company, and, if the Company is required or deems it appropriate to obtain a license relating to one or more products or technologies, there can be no assurance that the Company would be able to do so on commercially reasonable terms, or at all.

EMPLOYEES

As of May 31, 2009, the Company, including its two foreign subsidiaries, employed 83 persons collectively, on a full-time basis, of whom 23 were engaged in research, development, and related engineering, 20 were engaged in manufacturing, 28 were engaged in marketing, sales, and customer support, and 12 were engaged in general administration and finance functions. In addition, the Company from time to time employs a number of part-time employees and contractors, particularly in manufacturing and to perform customer support. The Company's success is in part dependent on its ability to attract and retain highly skilled workers, who are in high demand. None of the Company's employees are represented by a union and the Company has never experienced a work stoppage. Management considers its relations with its employees to be good.

GEOGRAPHIC AREAS

The Company operates in several geographic areas. Selected financial information, including revenue from customers, a measure of profit or loss and total assets for each of the last three fiscal years, is included in Part II, Item 8, Note 12 "Segment Information" and certain risks related to such operations are discussed in Part I, Item 1A, under the heading "Our business may suffer due to risks associated with international sales and operations."

Item 1A. Risk Factors

You should carefully consider the risks described below. These risks are not the only risks that we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected which could cause our actual operating results to differ materially from those indicated or suggested by forward-looking statements made in this Annual Report on Form 10-K or presented elsewhere by management from time to time.

Current economic conditions could materially adversely affect our operations and performance.

Our operations and performance depend significantly on worldwide economic conditions. The current financial turmoil affecting the banking system and financial markets has resulted in a tightening of the credit markets and a weakening global economy which are contributing to slowdowns in the semiconductor manufacturing industry in which we operate. Specifically, we have experienced a lengthening of the sales cycle and we have also received requests from some of our customers to defer delivery of equipment. Difficulties in obtaining capital and deteriorating market conditions pose a risk that some of our customers may not be able to obtain necessary financing on reasonable terms which could result in lower sales for the Company. For example, prior to the Spansion bankruptcy, Spansion accounted for approximately 80% of our revenues. Since declaring bankruptcy, Spansion has accounted for less than 1% of our revenues. Customers with liquidity issues may lead to additional bad debt expense for the Company. These conditions may also similarly affect our key suppliers, which could impact their ability to deliver parts and result in delays on our products.

The current economic conditions and uncertainty about future economic conditions make it challenging for us to forecast our operating results, make business decisions, and identify the risks that may affect our business, financial condition and results of operations. If we are not able to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, financial condition or results of operations may be materially and adversely affected.

If we are not able to reduce our operating expenses during periods of weak revenue, or if we utilize significant amounts of cash to support operating losses, and not have the ability to raise additional debt or equity financing, we may erode our cash resources and may not have sufficient cash to operate our business.

In the face of the current sustained downturn in our industry and decline in our revenues, we have implemented a variety of cost controls and restructured our operations with the goal of reducing our operating costs to position ourselves to more effectively meet the needs of the currently weak market for test and burn-in equipment. During the third and fourth quarters of fiscal 2009 we experienced operating losses and cash outflows and our cash and cash equivalents as of May 31, 2009 were approximately $4.4 million. We took significant steps to minimize our expense levels during this period and to increase the likelihood that we will have sufficient cash to support operations during the downturn, including reducing our headcount by more than 30%, reducing compensation for officers and other salaried employees, initiating a Company-wide shutdown for one week each month and lowering the fees paid to our Board of Directors, among other spending cuts. We will continue to explore methods to further reduce our costs which may cause us to incur additional restructuring charges in the future. However, we cannot predict the amount of such charges at this time. Should the current downturn be prolonged and if we are unable to reduce our operating expenses sufficiently, we may require additional debt or equity financing to meet working capital or capital expenditure needs. While we believe our cash balances, future revenues and cash received from the sale of our bankruptcy claim against Spansion will be sufficient to satisfy our cash requirements for at least the next twelve months, we cannot determine with certainty that, if needed, we will be able to raise additional funding through either equity or debt financing under these circumstances or on what terms such financing would be available.

We depend on a small number of key customers in the semiconductor manufacturing industry for a large portion of our revenues.

The semiconductor manufacturing industry is highly concentrated, with a relatively small number of large semiconductor manufacturers and contract assemblers accounting for a substantial portion of the purchases of semiconductor equipment. Sales to the Company's five largest customers accounted for approximately 95% and 98% of its net sales in fiscal 2009 and 2008, respectively. One customer, Spansion, accounted for approximately 80% of the Company's net sales in fiscal 2009 and 2008. No other customers represented more than 10% of the Company's net sales for either fiscal 2009 or fiscal 2008.

We expect that sales of our products to a limited number of customers will continue to account for a high percentage of net sales for the foreseeable future. In addition, sales to particular customers may fluctuate significantly from quarter to quarter. The loss of, or reduction or delay in an order, or orders from a significant customer, or a delay in collecting or failure to collect accounts receivable from a significant customer could adversely affect our business, financial condition and operating results. For example, Spansion declared bankruptcy in Japan in February 2009 and in the U.S. in March 2009, and has subsequently placed only small orders with the Company, which has caused our revenues to drop dramatically and impacted the ability to collect on accounts receivables.

A substantial portion of our revenues is generated by relatively small volume, high value transactions.

We derive a substantial portion of our revenues from the sale of a relatively small number of systems which typically range in purchase price from approximately $300,000 to over $1 million per system. As a result, the loss or deferral of a limited number of system sales could have a material adverse effect on our net sales and operating results in a particular period. All customer purchase orders are subject to cancellation or rescheduling by the customer with limited penalties, and, therefore, backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. From time to time, cancellations and rescheduling of customer orders have occurred, and delays by our suppliers in providing components or subassemblies to us have caused delays in our shipments of our own products. There can be no assurance that we will not be materially adversely affected by future cancellations or rescheduling. Certain contracts contain provisions that require customer acceptance prior to recognition of revenue. The delay in customer acceptance could have a material adverse effect on our operating results. A substantial portion of net sales typically are realized near the end of each quarter. A delay or reduction in shipments near the end of a particular quarter, due, for example, to unanticipated shipment rescheduling, cancellations or deferrals by customers, customer credit issues, unexpected manufacturing difficulties experienced by us, or delays in deliveries by suppliers, could cause net sales in a particular quarter to fall significantly below our expectations.

We rely on continued market acceptance for our FOX system, and we may not be successful in attracting new customers or maintaining our existing customers.

A principal element of our business strategy is to capture an increasing share of the test equipment market through sales of our FOX wafer-level test and burn-in system. The FOX system is designed to simultaneously burn-in and functionally test all of the die on a wafer. The market for the FOX systems is in the very early stages of development. Market acceptance of the FOX system is subject to a number of risks. Before a customer will incorporate the FOX system into a production line, lengthy qualification and correlation tests must be performed. We anticipate that potential customers may be reluctant to change their procedures in order to transfer burn-in and test functions to the FOX system. Initial purchases are expected to be limited to systems used for these qualifications and for engineering studies. Market acceptance of the FOX system also may be affected by a reluctance of IC manufacturers to rely on relatively small suppliers such as Aehr Test. As is common with new complex products incorporating leading-edge technologies, we may encounter reliability, design and manufacturing issues as we begin volume production and initial installations of FOX systems at customer sites. The failure of the FOX system to achieve market acceptance would have a material adverse effect on our future operating results, long-term prospects and our stock price.

In future periods, we may rely on market acceptance for our ABTS system and we may not be able to achieve sufficient market acceptance to allow our ABTS system to be commercially viable.

In June 2008, we announced shipment of an ABTS beta site system to Integrated Service Technology in Taiwan. We recently booked three orders for the ABTS products, including two systems from new customers and one follow-on system order from iST. Market acceptance of the ABTS system is subject to a number of risks. In order for our ABTS system to become commercially viable, we must complete engineering development of necessary hardware and software. In addition, it is important that we achieve complete customer satisfaction and acceptance of the ABTS products. Additional customers must then be found who are willing to place orders for ABTS systems in sufficient quantities to allow it to be produced economically.

We may experience a limited Burn-In System market and we depend upon continued market acceptance for our MAX system.

We have historically derived a substantial portion of our net sales from the sale of dynamic burn-in systems. We believe that the market for burn-in systems is mature and is not expected to experience significant long-term growth in the future. In general, process control improvements in the semiconductor industry have tended to reduce burn-in times. In addition, as a given integrated circuit product generation matures and yields increase, the required burn-in time may be reduced or eliminated. Integrated circuit manufacturers, which historically have been our primary customer base, increasingly outsource test and burn-in to independent test labs, which often build their own systems. Our success depends upon the continued acceptance of our MAX burn-in products and the acceptance of our ABTS systems within these markets. There can be no assurance that the market for burn-in systems will grow, and sales of our MAX burn-in products may decline and sales of our ABTS products may not materialize.

Our sales cycles can be long and unpredictable, which may harm our ability to forecast demand and our future operating performance.

Sales of our systems depend, in significant part, upon the decision of a prospective customer to increase manufacturing capacity or to restructure current manufacturing facilities, either of which typically involves a significant commitment of capital. In addition, the approval process for FOX and MTX systems sales may require lengthy qualification and correlation testing. In view of the significant investment or strategic issues that may be involved in a decision to purchase FOX and MTX systems, we may experience delays following initial qualification of our systems as a result of delays in a customer's approval process. For these reasons, our systems typically have a lengthy sales cycle during which we may expend substantial funds and management effort in securing a sale. Lengthy sales cycles subject us to a number of significant risks, including inventory obsolescence and fluctuations in operating results, over which we have little or no control. The loss of individual orders due to the lengthy sales and evaluation cycle, or delays in the sale of even a limited number of systems impairs our ability to plan future operating levels and could have a material adverse effect on our business, operating results and financial condition and, in particular, could contribute to significant fluctuations in operating results on a quarterly basis.

Our business may suffer due to risks associated with international sales and operations.

Approximately 72%, 61% and 42% of our net sales for fiscal 2009, 2008 and 2007, respectively, were attributable to sales to customers for delivery outside of the United States. We operate sales, service and limited manufacturing organizations in Japan and Germany and a sales and support organization in Taiwan. We expect that sales of products for delivery outside of the United States will continue to represent a substantial portion of our future revenues. Our future performance will depend, in significant part, upon our ability to continue to compete in foreign markets which in turn will depend, in part, upon a continuation of current trade relations between the United States and foreign countries in which semiconductor manufacturers or assemblers have operations. A change toward more protectionist trade legislation in either the United States or such foreign countries, such as a change in the current tariff structures, export compliance or other trade policies, could adversely affect our ability to sell our products in foreign markets. In addition, we are subject to other risks associated with doing business internationally, including longer receivable collection periods and greater difficulty in accounts receivable collection, the burden of complying with a variety of foreign laws, difficulty in staffing and managing global operations, risks of civil disturbance or other events which may limit or disrupt markets, international exchange restrictions, changing political conditions and monetary policies of foreign governments.

A substantial portion of our net sales has been in Asia. Turmoil in the Asian financial markets has resulted, and may result in the future, in dramatic currency devaluations, stock market declines, restriction of available credit and general financial weakness. In addition, flash, DRAM, and other memory device prices in Asia have recently declined dramatically, and may do so again in the future. These developments may affect us in several ways. We believe that many international semiconductor manufacturers limited their capital spending in fiscal year 2009, and that the uncertainty of the memory market may cause some manufacturers in the future to again delay capital spending plans. The economic conditions in Asia may also affect the ability of our customers to meet their payment obligations, resulting in cancellations or deferrals of existing orders and limiting additional orders. In addition, Asian governments have subsidized some portion of fabrication construction. Financial turmoil may reduce these governments' willingness to continue such subsidies. Such developments could have a material adverse affect on our business, financial condition and results of operations.

Approximately 81%, 15% and 4% of our net sales for fiscal 2009 were denominated in U.S. Dollars, Japanese Yen and Euros, respectively. Although a large percentage of net sales to European customers are denominated in U.S. Dollars, substantially all sales to Japanese customers are denominated in Yen. Because a substantial portion of our net sales is from sales of products for delivery outside the United States, an increase in the value of the U.S. Dollar relative to foreign currencies would increase the cost of our products compared to products sold by local companies in such markets. In addition, since the price is determined at the time a purchase order is accepted, we are exposed to the risks of fluctuations in the U.S. Dollar exchange rate during the lengthy period from the date a purchase order is received until payment is made. This exchange rate risk is partially offset to the extent our foreign operations incur expenses in the local currency. To date, we have not invested in instruments designed to hedge currency risks. Our operating results could be adversely affected by fluctuations in the value of the U.S. Dollar relative to other currencies.

Our industry is subject to rapid technological changes and our ability to remain competitive depends on our ability to introduce new products in a timely manner.

The semiconductor equipment industry is subject to rapid technological change and new product introductions and enhancements. Our ability to remain competitive will depend in part upon our ability to develop new products and to introduce these products at competitive prices and on a timely and cost-effective basis. Our success in developing new and enhanced products depends upon a variety of factors, including product selection, timely and efficient completion of product design, timely and efficient implementation of manufacturing and assembly processes, product performance in the field and effective sales and marketing. Because new product development commitments must be made well in advance of sales, new product decisions must anticipate both future demand and the technology that will be available to supply that demand. Furthermore, introductions of new and complex products typically involve a period in which design, engineering and reliability issues are identified and addressed by our suppliers and by us. There can be no assurance that we will be successful in selecting, developing, manufacturing and marketing new products that satisfy market demand. Any such failure would materially and adversely affect our business, financial condition and results of operations.

Because of the complexity of our products, significant delays can occur between a product's introduction and the commencement of the volume production of such product. We have experienced, from time to time, significant delays in the introduction of, and technical and manufacturing difficulties with, certain of our products and may experience delays and technical and manufacturing difficulties in future introductions or volume production of our new products. Our inability to complete new product development, or to manufacture and ship products in time to meet customer requirements would materially adversely affect our business, financial condition and results of operations.

We may experience product delays and increased costs associated with new product introductions.

As is common with new complex and software-intensive products, we have encountered reliability, design and manufacturing issues as we began volume production and initial installations of certain products at customer sites. Certain of these issues in the past have been related to components and subsystems supplied to us by third parties who have in some cases limited the ability of us to address such issues promptly. This process in the past required and in the future is likely to require us to incur un-reimbursed engineering expenses and to experience larger than anticipated warranty claims which could result in product returns. In the early stages of product development there can be no assurance that we will discover any reliability, design and manufacturing issues or, that if such issues arise, that they can be resolved to the customers' satisfaction or that the resolution of such problems will not cause us to incur significant development costs or warranty expenses or to lose significant sales opportunities.

Future changes in semiconductor technologies may make our products obsolete.

Future improvements in semiconductor design and manufacturing technology may reduce or eliminate the need for our products. For example, improvements in BIST technology, and improvements in conventional test systems, such as reduced cost or increased throughput, may significantly reduce or eliminate the market for one or more of our products. If we are not able to improve our products or develop new products or technologies quickly enough to maintain a competitive position in our markets, we may not be able to grow our business.

Semiconductor business cycles are unreliable and there is always the risk of cancellations and rescheduling which could have a material adverse affect on our operating results.

Our operating results depend primarily upon the capital expenditures of semiconductor manufacturers, semiconductor contract assemblers and burn-in and test service companies worldwide, which in turn depend on the current and anticipated market demand for integrated circuits. The semiconductor and semiconductor equipment industries in general, and the market for flash memories, DRAMs and other memory devices, in particular, have historically been highly volatile and have experienced periodic downturns and slowdowns, which have had severe, negative effects on the semiconductor industry's demand for semiconductor capital equipment, including test and burn-in systems manufactured and marketed by the Company. These downturns and slowdowns have adversely affected our operating results in the past. In addition, the purchasing patterns of our customers are also highly cyclical because most customers purchase our products for use in new production facilities or for upgrading existing test lines for the introduction of next generation products. Construction of new facilities and upgrades of existing facilities have in some cases been delayed or canceled during the most recent semiconductor industry downturn. A large portion of our net sales is attributable to a few customers and therefore a reduction in purchases by one or more customers could materially adversely affect our financial results. There can be no assurance that the semiconductor industry will grow in the future at the same rates as it has grown historically. Any downturn or slowdown in the semiconductor industry would have a material adverse effect on our business, financial condition and operating results. In addition, the need to maintain investment in research and development and to maintain customer service and support will limit our ability to reduce our expenses in response to any such downturn or slowdown period.

The semiconductor equipment manufacturing industry has historically been subject to a relatively high rate of purchase order cancellation by customers as compared to other high technology industry sectors. Manufacturing companies that are the customers of semiconductor equipment companies frequently revise, postpone and cancel capital facility expansion plans. In such cases, semiconductor equipment companies may experience a significant rate of cancellations or rescheduling of purchase orders. There can be no assurance that we will not be materially adversely affected by future cancellations or rescheduling of purchase orders.

Our stock price may fluctuate.

The price of our common stock has fluctuated in the past and may fluctuate significantly in the future. We believe that factors such as announcements of developments related to our business, fluctuations in our operating results, failure to meet securities analysts' expectations, general conditions in the semiconductor and semiconductor equipment industries and the worldwide economy, announcement of technological innovations, new systems or product enhancements by us or our competitors, fluctuations in the level of cooperative development funding, acquisitions, changes in governmental regulations, developments in patents or other intellectual property rights and changes in our relationships with customers and suppliers could cause the price of our common stock to fluctuate substantially. In addition, in recent years the stock market in general, and the market for small capitalization and high technology stocks in particular, have experienced extreme price fluctuations which have often been unrelated to the operating performance of the affected companies. Such fluctuations could adversely affect the market price of our common stock.

Our stock price may remain under the threshold required by NASDAQ, which could cause our stock to be delisted from NASDAQ.

Pursuant to the requirements of NASDAQ, if a company's stock price is below $1 per share for 30 consecutive trading days, NASDAQ will notify the company that it is no longer in compliance with the NASDAQ listing qualifications. The company will then have 180 calendar days to become compliant. Thereafter, companies listed on the NASDAQ Global Market can receive an additional 180-day compliance period by transferring to the NASDAQ Capital Market if they meet all initial listing requirements of the NASDAQ Capital Market, except for the bid price requirement. Therefore, if our stock price continues to remain under the threshold required, it is possible that our stock could be delisted from the NASDAQ Global Market.

Any future growth may strain our operations and may require us to incur additional expenses to support these expanded operations.

If we are to be successful, we must expand our operations. Such expansion will place a significant strain on our administrative, operational and financial resources. Further, such expansion will result in a continuing increase in the responsibility placed upon management personnel and will require development or enhancement of operational, managerial and financial systems and controls. If we are unable to manage the expansion of our operations effectively, our business, financial condition and operating results will be materially and adversely affected.

We depend on our key personnel and our success depends on our ability to attract and retain talented employees.

Our success depends to a significant extent upon the continued service of Rhea Posedel, our Chief Executive Officer, as well as other executive officers and key employees. We do not maintain key person life insurance for our benefit on any of our personnel, and none of our employees are subject to a non-competition agreement with the Company. The loss of the services of any of our executive officers or a group of key employees could have a material adverse effect on our business, financial condition and operating results. Our future success will depend in significant part upon our ability to attract and retain highly skilled technical, management, sales and marketing personnel. There is a limited number of personnel with the requisite skills to serve in these positions, and it has become increasingly difficult for us to hire such personnel. Competition for such personnel in the semiconductor equipment industry is intense, and there can be no assurance that we will be successful in attracting or retaining such personnel. Changes in management could disrupt our operations and adversely affect our operating results.

We may be subject to litigation relating to intellectual property infringement which would be time-consuming, expensive and a distraction to our business.

If we do not adequately protect our intellectual property, competitors may be able to use our proprietary information to erode our competitive advantage, and our business and operating results could be harmed. Litigation may be necessary to enforce or determine the validity and scope of our proprietary rights, and there can be no assurance that our intellectual property rights, if challenged, will be upheld as valid. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our operating results, regardless of the outcome of the litigation. In addition, there can be no assurance that any of the patents issued to us will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to us.

There are no pending claims against us regarding infringement of any patents or other intellectual property rights of others. However, in the future we may receive communications from third parties asserting intellectual property claims against us. Such claims could include assertions that our products infringe, or may infringe, the proprietary rights of third parties, requests for indemnification against such infringement or suggestions that we may be interested in acquiring a license from such third parties. There can be no assurance that any such claim will not result in litigation, which could involve significant expense to us, and, if we are required or deem it appropriate to obtain a license relating to one or more products or technologies, there can be no assurance that we would be able to do so on commercially reasonable terms, or at all.

While we believe we have complied with all applicable environmental laws, our failure to do so could materially adversely affect our business as a result of having to pay substantial amounts in damages or fees.

Federal, state and local regulations impose various controls on the use, storage, discharge, handling, emission, generation, manufacture and disposal of toxic and other hazardous substances used in our operations. We believe that our activities conform in all material respects to current environmental and land use regulations applicable to our operations and our current facilities, and that we have obtained environmental permits necessary to conduct our business. Nevertheless, the failure to comply with current or future regulations could result in substantial fines being imposed on us, suspension of production, alteration of our manufacturing processes or cessation of operations. Such regulations could require us to acquire expensive remediation equipment or to incur substantial expenses to comply with environmental regulations. Any failure by us to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous or toxic substances could subject us to significant liabilities.

While we believe we currently have adequate internal control over financial reporting, we are required to assess our internal control over financial reporting on an annual basis and any future adverse results from such assessment could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we must include in our Annual Report on Form 10-K a report of management on the effectiveness of our internal control over financial reporting. If we fail to maintain effective internal control over financial reporting, or management does not timely assess the adequacy of such internal control, or our independent registered public accounting firm does not timely deliver an unqualified opinion as to the effectiveness of our internal controls, we could be subject to regulatory sanctions and the public's perception may decline. Our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting at the end of fiscal 2010.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company's principal administrative and production facilities are located in Fremont, California, in a 51,289 square foot building. The term of the Company's current lease ends on June 30, 2015. The Company has an option to extend the lease of its headquarters building for an additional period at rates to be determined. The Company's facility in Japan is located in Tokyo in a 4,294 square foot building under a lease which expires in September, 2010. The Company leases a sales and support office on a month-to-month basis in Utting, Germany. The Company leased a sales and support office in Hsinchu, Taiwan under a lease which was terminated on July 31, 2009. The Company's and its subsidiaries' annual rental payments currently aggregate approximately $684,000. The Company periodically evaluates its global operations and facilities to bring its capacity in line with demand and to provide cost efficient services for its customers. In prior years, through this process, the Company has moved from certain facilities that exceeded the capacity required to satisfy its needs. The Company believes that its existing facilities are adequate to meet its current and reasonably foreseeable requirements. The Company regularly evaluates its expected future facilities requirements and believes that alternate facilities would be available if needed.

Item 3. Legal Proceedings

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock has been publicly traded on the NASDAQ Global Market under the symbol "AEHR" since August 1997, the date we consummated our initial public offering. The following table sets forth, for the periods indicated, the high and low sale prices for the common stock on such market. These quotations represent prices between dealers and do not include retail markups, markdowns or commissions and may not necessarily represent actual transactions.

	High	Low
Fiscal 2009:		
First quarter ended August 31, 2008................	$11.20	$4.28
Second quarter ended November 30, 2008.............	4.47	1.43
Third quarter ended February 28, 2009..............	2.88	1.07
Fourth quarter ended May 31, 2009..................	1.38	0.79
Fiscal 2008:		
First quarter ended August 31, 2007................	$8.27	$5.80
Second quarter ended November 30, 2007.............	7.62	5.41
Third quarter ended February 29, 2008..............	8.26	5.50
Fourth quarter ended May 31, 2008..................	9.50	5.76

At August 3, 2009, the Company had 125 holders of record of its common stock. The Company estimates the number of beneficial owners of the Company's common stock at August 3, 2009 to be 2,560.

The market price of the Company's common stock has been volatile. For a discussion of the factors affecting the Company's stock price, see "Risk Factors – Our stock price may fluctuate."

The Company has not paid cash dividends on its common stock or other securities. The Company currently anticipates that it will retain its future earnings, if any, for use in the expansion and operation of its business and does not anticipate paying any cash dividends on its common stock in the foreseeable future.

The Company did not repurchase any of its common stock during the fiscal year ended May 31, 2009.

EQUITY COMPENSATION PLAN INFORMATION

The information required by this item is incorporated by reference to the information under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of the Proxy Statement and Part III, Item 12 of this Annual Report on Form 10-K.

PERFORMANCE MEASUREMENT COMPARISON

The following graph shows a comparison of total shareholder return for holders of the Company's common stock for the last five fiscal years ended May 31, 2009, compared with the NASDAQ Composite Index and the Philadelphia Semiconductor Index. The graph assumes that $100 was invested in the Company's common stock, in the NASDAQ Composite Index and the Philadelphia Semiconductor Index on May 31, 2004, and that all dividends were reinvested. The Company believes that while total shareholder return can be an important indicator of corporate performance, the stock prices of semiconductor equipment companies like Aehr Test Systems are subject to a number of market-related factors other than company performance, such as competitive announcements, mergers and acquisitions in the industry, the general state of the economy, and the performance of other semiconductor equipment company stocks. Stock prices and shareholder returns over the indicated period should not be considered indicative of future stock prices or shareholder returns.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Aehr Test Systems, The NASDAQ Composite Index
And The PHLX Semiconductor Index



$250
$200
$150
$100
$50
$0
5/04
5/05
5/06
5/07
5/08
5/09
Aehr Test Systems
NASDAQ Composite
PHLX Semiconductor

*$100 invested on 5/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending May 31.

Item 6. Selected Consolidated Financial Data (in thousands except per share data):

The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this Form 10-K.

	Fiscal Year Ended May 31,				
	2009	2008	2007	2006	2005
CONSOLIDATED STATEMENTS OF OPERATIONS:					
Net sales....................................	$21,407	$39,041	$27,351	$23,801	$16,080
Cost of sales................................	20,223	19,072	13,438	13,165	11,817
Gross profit.................................	1,184	19,969	13,913	10,636	4,263
Operating expenses:					
Selling, general and administrative.........	20,623	7,657	6,538	5,842	5,215
Research and development....................	5,762	6,501	6,324	4,339	4,023
Impairment of goodwill......................	274				
Total operating expenses.................	26,659	14,158	12,862	10,181	9,238
(Loss) income from operations................	(25,475)	5,811	1,051	455	(4,975)
Interest income..............................	142	231	491	255	155
Other income (expense), net..................	277	(71)	961	79	86
(Loss) income before income tax expense (benefit)....	(25,056)	5,971	2,503	789	(4,734)
Income tax expense (benefit).................	4,915	(4,602)	75	(21)	136
Net (loss) income............................	$(29,971)	$10,573	$ 2,428	$ 810	$(4,870)
Net (loss) income per share:					
Basic	$ (3.55)	$ 1,32	$ 0.31	$ 0.11	$ (0.66)
Diluted	$ (3.55)	$ 1.24	$ 0.30	$ 0.11	$ (0.66)
Shares used in per share calculations					
Basic.......................................	8,436	8,013	7,751	7,515	7,420
Diluted.....................................	8,436	8,508	8,225	7,605	7,420

	May 31,				
	2009	2008	2007	2006	2005
CONSOLIDATED BALANCE SHEETS:					
Cash and cash equivalents....................	$ 4,360	$15,648	$ 6,564	$ 9,405	$ 4,952
Working capital..............................	7,299	33,362	20,370	17,323	15,342
Total assets.................................	13,911	45,199	28,675	24,893	21,469
Long-term obligations, less current portion...	605	566	185	264	332
Total shareholders' equity...................	9,963	37,772	22,668	18,817	17,452

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

This Management's Discussion and Analysis section and other parts of this Annual Report on Form 10-K contain forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. These statements typically may be identified by the use of forward-looking words or phrases such as "believe," "expect," "intend," "anticipate," "should," "planned," "estimated," and "potential," among others. All forward-looking statements included in this document are based on our current expectations, and we assume no obligation to update any such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statement of assumptions underlying any of the foregoing. We note that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks, uncertainties and assumptions referred to above include, but are not limited to, the risks identified on page 10, entitled "Risk Factors," as well as those described from time to time in the Company's Securities and Exchange Commission reports, including but not limited to this Annual Report on Form 10-K for the fiscal year ended May 31, 2009 and subsequently filed reports.

OVERVIEW

The Company was founded in 1977 to develop and manufacture burn-in and test equipment for the semiconductor industry. Since its inception, the Company has sold more than 2,500 systems to semiconductor manufacturers, semiconductor contract assemblers and burn-in and test service companies worldwide. The Company's principal products currently are the Advanced Burn-in and Test System ("ABTS"), the FOX full wafer contact parallel test and burn-in system, the MAX burn-in system, the MTX massively parallel test system, the DiePak carrier and test fixtures.

The Company's net sales consist primarily of sales of systems, test fixtures, die carriers, upgrades and spare parts and revenues from service contracts. The Company's selling arrangements may include contractual customer acceptance provisions and installation of the product occurs after shipment and transfer of title.

SUMMARY OF SIGNIFICANT ITEMS IMPACTING FISCAL 2009 RESULTS

During the fiscal year ended May 31, 2009 the Company recorded the following charges:

- a provision for bad debt of $13.7 million,
- a provision for excess and obsolete inventory of $7.2 million,
- the reinstatement of the deferred tax asset valuation allowance of $4.9 million,
- cancellation charges of $0.3 million,
- an impairment of goodwill of $0.3 million, and
- severance costs of $0.4 million.

Global demand for semiconductor equipment has been severely impacted by the current negative global economic environment. As a result, in the second half of fiscal 2009 we experienced a significant decline in sales. In fiscal 2009, the Company's financial results reflected the impact of the bankruptcy filing of its largest customer, Spansion. Due to the bankruptcy filing and the current weak market for the Company's products, we recorded a $13.7 million provision for bad debts, a $7.2 million provision for excess and obsolete inventory, a $4.9 million increase in the valuation allowance against the Company's deferred tax assets, a $0.3 million charge related to cancellation costs, a $0.3 million goodwill impairment charge and $0.4 million in severance charges. The Company has significantly reduced its headcount and initiated other expense reduction measures. The Company intends to take additional actions as necessary to maintain sufficient cash to manage through this economic downturn.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, investments, intangible assets, income taxes, financing operations, warranty obligations, long-term service contracts, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

REVENUE RECOGNITION

The Company's selling arrangements may include contractual customer acceptance provisions. Installation of products occurs after shipment and transfer of title. The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition, corrected copy, which requires revenue to be recognized upon the shipment of products or the performance of services when: (1) persuasive evidence of the arrangement exists; (2) services have been rendered; (3) the price is fixed or determinable; and (4) collectibility is reasonably assured. The Company defers recognition of revenue for any amounts subject to acceptance until such acceptance occurs. When multiple elements exist, the Company allocates the purchase price based on vendor specific objective evidence or third-party evidence of fair value and defers revenue recognition on the undelivered portion. Historically, these multiple deliverables have included items such as extended support provisions, training to be supplied after delivery of the systems, and test programs specific to customers' routine applications. The test programs can be written either by the customer, other firms, or the Company. The amount of revenue deferred is the greater of the fair value of the undelivered element or the contractually agreed to amounts. Sales tax collected from customers is not included in revenue but rather recorded as a liability due to the respective taxing authorities.

Royalty-based revenue related to licensing income from performance test boards and burn-in boards is recognized upon the earlier of the receipt by the Company of the licensee's report related to its usage of the licensed intellectual property or upon payment by the licensee. This revenue is recorded in net sales. Provisions for the estimated future cost of warranty and installation are recorded at the time the products are shipped.

The Company's terms of sales with distributors are generally FOB shipping point with payment due within 60 days. The only right of return is if the equipment does not meet the published specifications. All products go through in-house testing and verification of specifications before shipment. Apart from warranty reserves, credits issued have not been material as a percentage of net sales. The Company's distributors do not generally carry inventories of the Company's products. Instead, the distributors place orders with the Company at or about the time they receive orders from their customers. The Company's shipment terms to our distributors do not provide for credits or rights of return. Because the Company's distributors do not generally carry inventories of our products, they do not have rights to price protection or to return products. At the time the Company ships products to the distributors, the price is fixed. Subsequent to the issuance of the invoice, there are no discounts or special terms. Paragraph 6 of Statement of Financial Accounting Standards ("SFAS") No. 48, "Revenue Recognition When Right of Return Exists", is not applicable because the Company does not give the buyer the right to return the product or to receive future price concessions. The Company's arrangements do not include vendor consideration as described in Emerging Issues Task Force No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)."

In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed", the Company capitalizes its systems software development costs incurred after a system achieves technological feasibility and before first commercial shipment. Such costs typically represent a small portion of total research and development costs. No system software development costs were capitalized or amortized in fiscal 2009, 2008 or 2007.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible trade receivables. The Company also reviews its trade receivables by aging category to identify specific customers with known disputes or collection issues. The Company exercises judgment when determining the adequacy of these reserves as the Company evaluates historical bad debt trends, general economic conditions in the United States and internationally, and changes in customer financial conditions. Uncollectible receivables are recorded as bad debt expense when all efforts to collect have been exhausted and recoveries are recognized when they are received.

WARRANTY OBLIGATIONS

The Company provides and records the estimated cost of product warranties at the time products are shipped. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, the Company's warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. The Company's estimate of warranty reserve is based on management's assessment of future warranty obligations and on historical warranty obligations. Should actual product failure rates, material usage or service delivery costs differ from the Company's estimates, revisions to the estimated warranty liability would be required, which could affect how the Company accounts for expenses.

INVENTORY OBSOLESCENCE

In each of the last three fiscal years, the Company has written down its inventory for estimated obsolescence or unmarketable inventory by an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If future market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

IMPAIRMENT OF GOODWILL

Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible net assets acquired in the Company's acquisition of its Japanese subsidiary. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is reviewed annually or whenever events or circumstances indicate that a decline in value may have occurred. Based on the fair market value of the Company's common stock relative to its book value and revised estimates for its future cash flow and revenue projections, the Company determined that indicators of impairment for its goodwill were present during fiscal year 2009. As a result, the Company tested the goodwill for impairment, determined that it was impaired and recorded a non-cash impairment of goodwill charge of $274,000 for the fiscal year ended May 31, 2009.

INVESTMENT IMPAIRMENT

The Company records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

INCOME TAXES

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." This statement prescribes the use of the liability method whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

During the fiscal year ended May 31, 2008 a partial release of the valuation allowance previously established was made based upon the Company's current level of profitability and the level of forecasted future earnings. During fiscal 2009 a full valuation allowance was established against all deferred tax assets as management determined that it is less likely that the deferred tax assets will be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company does not expect any material change in its unrecognized tax benefits over the next twelve months. In accordance with FIN No. 48, the Company recognizes interest and penalties related to unrecognized tax benefits as a component of income taxes.

On June 1, 2007, the Company adopted the provisions of FIN No. 48. The cumulative effect of adopting FIN No. 48 was a $127,000 decrease to accumulated deficit and a decrease to income tax liability. In accordance with the Company's accounting policy, it recognizes interest and penalties related to unrecognized tax benefits as a component of income taxes.

Although the Company files U.S. federal, various state, and foreign tax returns, the Company's only major tax jurisdictions are the United States, California, Germany and Japan. Tax years 1996 – 2007 remain subject to examination by the appropriate governmental agencies due to tax loss carryovers from those years.

STOCK-BASED COMPENSATION EXPENSE

The Company accounts for stock options and employee stock purchase plan ("ESPP") shares under the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment," ("SFAS No. 123(R)"), which requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statements of operations.

In March 2005, the SEC issued SAB No. 107 ("SAB No. 107") relating to SFAS No. 123(R). The Company has applied the provision of SAB No. 107 in its adoption of SFAS No. 123(R). The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of June 1, 2006, the first day of the Company's fiscal year 2007. Accordingly, stock-based compensation expense for all stock-based compensation awards granted after June 1, 2006 is measured at grant date, based on the fair value of the award which is computed using the Black-Scholes option valuation model, and is recognized as expense over the requisite service period for the employee. This methodology requires the use of subjective assumptions in implementing SFAS No. 123(R), including expected stock price volatility and estimated life of each award.

RESULTS OF OPERATIONS

The following table sets forth statements of income data as a percentage of net sales for the periods indicated.

	Year Ended May 31,		
	2009	2008	2007
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	94.5	48.9	49.1
Gross profit	5.5	51.1	50.9
Operating expenses:			
Selling, general and administrative	96.3	19.6	23.9
Research and development	26.9	16.7	23.1
Impairment of goodwill	1.3	--	--
Total operating expenses	124.5	36.3	47.0
(Loss) income from operations	(119.0)	14.8	3.9
Interest income	0.7	0.6	1.8
Other income (expense), net	1.3	(0.2)	3.5
(Loss) income before income tax expense(benefit)	(117.0)	15.2	9.2
Income tax expense (benefit)	23.0	(11.9)	0.3
Net (loss) income	(140.0)%	27.1 %	8.9 %

FISCAL YEAR ENDED MAY 31, 2009 COMPARED TO FISCAL YEAR ENDED MAY 31, 2008

NET SALES. Net sales consist primarily of sales of systems, test fixtures, die carriers, upgrades and spare parts and revenues from service contracts. Global demand for semiconductor equipment has been severely impacted by the current negative global economic environment. As a result, in the second half of fiscal 2009 we experienced a significant decline in sales. Net sales decreased to $21.4 million in the fiscal year ended May 31, 2009 from $39.0 million in the fiscal year ended May 31, 2008, a decrease of 45.2%. The decrease in net sales in fiscal 2009 resulted primarily from a decrease in net sales of the Company's wafer/die level products. The decline in net sales of wafer-level products was primarily due to the fact that no significant net sales to Spansion were recorded in the third and fourth quarters of 2009. During the fiscal 2009 and preceding two years, Spansion had been our largest customer. Spansion declared bankruptcy in Japan in February 2009 and in the U.S. in March 2009, and has not subsequently placed significant orders with the Company. Net sales of the Company's wafer/die level products in fiscal 2009 were $17.7 million, and decreased approximately $16.2 million from fiscal 2008.

GROSS PROFIT. Gross profit consists of net sales less cost of sales. Cost of sales consists primarily of the cost of materials, assembly and test costs, and overhead from operations. Gross profit decreased to $1.2 million in the fiscal year ended May 31, 2009 from $20.0 million in the fiscal year ended May 31, 2008. The decrease in gross profit was primarily the result of the significant decline in net sales, and the $7.2 million provision for excess and obsolete inventory. The majority of the inventory reserves were taken as a result of Spansion's bankruptcy.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative ("SG&A") expenses consist primarily of salaries and related costs of employees, customer support costs, commission expenses to independent sales representatives, product promotion, other professional services and bad debt expenses. SG&A expenses were $20.6 million in the fiscal year ended May 31, 2009, compared with $7.7 million in the fiscal year ended May 31, 2008, an increase of 169.3%. The significant increase in SG&A expenses was primarily due to the $13.6 million increase in the provision for bad debts, related to Spansion's bankruptcy filing. As a percentage of net sales, SG&A expenses increased to 96.3% in the fiscal year ended May 31, 2009 from 19.6% in the fiscal year ended May 31, 2008.

RESEARCH AND DEVELOPMENT. Research and development ("R&D") expenses consist primarily of salaries and related costs of employees engaged in ongoing research, design and development activities, costs of engineering materials and supplies, and professional consulting expenses. R&D expenses decreased to $5.8 million in the fiscal year ended May 31, 2009 from $6.5 million in the fiscal year ended May 31, 2008, a decrease of 11.4%. The decrease in R&D expenses was primarily due to a decrease in employment related expenses of approximately $300,000 and project related professional service expenses of approximately $154,000. As a percentage of net sales, R&D expenses increased to 26.9% in the fiscal year ended May 31, 2009 from 16.7% in the fiscal year ended May 31, 2008, resulting from lower net sales.

IMPAIRMENT OF GOODWILL. Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible net assets acquired in the Company's acquisition of its Japanese subsidiary. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is reviewed annually or whenever events or circumstances indicate that a decline in value may have occurred. Based on the fair market value of the Company's common stock relative to its book value and revised estimates for its future cash flow and revenue projections, the Company determined that indicators of impairment for our goodwill were present during the third quarter of 2009. As a result, the Company tested the goodwill for impairment, determined that it was impaired and recorded a non-cash impairment of goodwill charge of $274,000 in fiscal 2009.

INTEREST INCOME. Interest income decreased to $142,000 in the fiscal year ended May 31, 2009 from $231,000 in the fiscal year ended May 31, 2008, a decrease of 38.5%. The decrease in net interest income in fiscal 2009 was primarily related to lower interest rates.

OTHER INCOME (EXPENSE), NET. Other income was $277,000 in the fiscal year ended May 31, 2009, compared with $71,000 of other expense in the fiscal year ended May 31, 2008. The increase in other income (expense), net was primarily attributable to a foreign exchange gain of $344,000 recorded by our Japanese subsidiary upon settlement of transactions in fiscal 2009.

INCOME TAX EXPENSE (BENEFIT). Income tax expense was $4.9 million in the fiscal year ended May 31, 2009, compared with income tax benefit of $4.6 million in the fiscal year ended May 31, 2008. Income tax expense recognized in fiscal 2009 included $4.9 million of tax expense related to the reinstatement of the valuation allowance for deferred tax assets, as the Company no longer believes that the deferred tax assets are more likely than not to be realizable in the future. The income tax benefit in the fiscal year ended May 31, 2008 was primarily related to the reversal of a portion of the valuation allowance against the Company's deferred tax assets, following a determination by management that certain deferred tax assets were more likely than not to be realizable in the future.

FISCAL YEAR ENDED MAY 31, 2008 COMPARED TO FISCAL YEAR ENDED MAY 31, 2007

NET SALES. Net sales increased to $39.0 million in the fiscal year ended May 31, 2008 from $27.4 million in the fiscal year ended May 31, 2007, an increase of 42.7%. The increase in net sales in fiscal 2008 resulted primarily from an increase in net sales of the Company's wafer/die level products, partially offset by decreases in sales of the Company's MAX products and MTX monitored burn-in products. Net sales of the Company's wafer/die level products in fiscal 2008 were $33.9 million, and increased approximately $21.9 million from fiscal 2007. Net sales of the Company's MAX products in fiscal 2008 were $4.5 million, and decreased approximately $7.7 million from fiscal 2007. Net sales of the Company's MTX monitored burn-in products in fiscal 2008 were $0.6 million, and decreased approximately $2.5 million from fiscal 2007.

GROSS PROFIT. Gross profit increased to $20.0 million in the fiscal year ended May 31, 2008 from $13.9 million in the fiscal year ended May 31, 2007, an increase of 43.5%. Gross profit margin increased slightly to 51.1% in the fiscal year ended May 31, 2008 from 50.9% in the fiscal year ended May 31, 2007.

SELLING, GENERAL AND ADMINISTRATIVE. SG&A expenses increased to $7.7 million in the fiscal year ended May 31, 2008 from $6.5 million in the fiscal year ended May 31, 2007, an increase of 17.1%. The increase in SG&A expenses was primarily attributable to increases in employment related expenses of approximately $472,000, product support expenses of approximately $168,000 and outside service expenses of approximately $154,000, as the Company added support resources to address the expected growth in our business. As a percentage of net sales, SG&A expenses decreased to 19.6% in the fiscal year ended May 31, 2008 from 23.9% in the fiscal year ended May 31, 2007, resulting from higher net sales.

RESEARCH AND DEVELOPMENT. R&D expenses increased to $6.5 million in the fiscal year ended May 31, 2008 from $6.3 million in the fiscal year ended May 31, 2007, an increase of 2.8%. The increase in R&D expenses was primarily due to an increase in employment related expenses of approximately $670,000, partially offset by a decrease in project material expenses of approximately $493,000. As a percentage of net sales, R&D expenses decreased to 16.7% in the fiscal year ended May 31, 2008 from 23.1% in the fiscal year ended May 31, 2007, resulting from higher net sales.

INTEREST INCOME. Interest income decreased to $231,000 in the fiscal year ended May 31, 2008 from $491,000 in the fiscal year ended May 31, 2007, a decrease of 53.0%. The decrease was primarily related to lower average invested balances in fiscal 2008.

OTHER INCOME (EXPENSE), NET. Other income (expense), net decreased to ($71,000) in the fiscal year ended May 31, 2008 from $961,000 in the fiscal year ended May 31, 2007. The decrease in other income (expense), net was primarily due to the receipt of an earn-out payment in fiscal 2007 for a portion of the Company's investment in ESA Electronics Pte Ltd., a Singapore company. No such earn-out payment was received in fiscal 2008.

INCOME TAX EXPENSE (BENEFIT). Income tax benefit was $4.6 million in the fiscal year ended May 31, 2008, compared with income tax expense of $75,000 in the fiscal year ended May 31, 2007. The income tax benefit in the fiscal year ended May 31, 2008 was primarily related to the reversal of a portion of the valuation allowance against the Company's deferred tax assets, following a determination by management that certain deferred tax assets are more likely than not to be realizable in the future. The income tax expense in the fiscal year ended May 31, 2007 was primarily attributable to alternative minimum tax requirements on the Company's U.S. operations. The Company's U.S. operations and its Japanese subsidiary have experienced significant cumulative losses and thus generated certain net operating losses available to offset future taxes payable in the U.S. and Japan. Primarily as a result of the cumulative operating losses in the Company's U.S. operations and its Japanese subsidiary, a valuation allowance was established for a portion of its net deferred tax assets for both its U.S. operations and its Japanese subsidiary.

LIQUIDITY AND CAPITAL RESOURCES

We consider cash and cash equivalents as liquid and available for use. As of May 31, 2009, the Company had $4.4 million in cash and cash equivalents, compared to $15.6 million as of May 31, 2008. This decrease resulted primarily from significant decline in net sales in fiscal 2009.

Net cash used in operating activities was $11.0 million for the fiscal year ended May 31, 2009 and net cash provided by operating activities was $3.6 million for the fiscal year ended May 31, 2008. For the fiscal year ended May 31, 2009, net cash used in operating activities was primarily driven by net loss of $30.0 million, partially offset by increases of $13.7 million in the provision for bad debts and $4.9 million of deferred income taxes. During the fiscal year ended May 31, 2009, the Company recorded bad debts of $13.7 million as a result of Spansion's bankruptcy filing. The increase in the deferred income taxes was primarily due to tax expense related to the recording of a valuation allowance for the Company's deferred tax assets, as the Company no longer believes that the deferred tax assets are more likely than not to be realizable in the future. For the fiscal year ended May 31, 2008, net cash provided by operating activities was primarily due to net income of $10.6 million and an increase in accrued expenses and deferred revenue of $1.2 million, partially offset by increases of $4.9 million in deferred income taxes and $4.5 million in accounts receivable. The increase in accounts receivable was primarily due to an increase in net sales of FOX-1 products, as well as an increase in the proportion of receivables in Japan, which typically have longer payment terms. The increase in accrued expenses and deferred revenue was due primarily to increased customer advances, warranty and general expense accruals.

Net cash used in investing activities was $1.1 million for the fiscal year ended May 31, 2009, and net cash provided by investing activities was $1.9 million for the fiscal year ended May 31, 2008. Net cash used in investing activities during the fiscal year ended May 31, 2009 was primarily due to the purchase of property and equipment. The net cash provided by investing activities during the fiscal year ended May 31, 2008 was primarily attributable to $3.5 million in net proceeds from sales and maturities of investments, partially offset by $1.1 million in purchase of property and equipment.

Financing activities provided cash of $503,000 for the fiscal year ended May 31, 2009 and approximately $2.3 million for the fiscal year ended May 31, 2008. Net cash provided by financing activities during the fiscal years ended May 31, 2009 and 2008 was primarily due to proceeds from issuance of common stock and exercise of stock options.

As of May 31, 2009, the Company had working capital of $7.3 million. Working capital consists of cash and cash equivalents, accounts receivable, inventories and prepaid expenses and other current assets, less current liabilities.

As of May 31, 2008, the Company had $15.6 million in cash, cash equivalents and short-term investments, compared to $9.6 million as of May 31, 2007. This increase resulted primarily from significant collections at the end of the last quarter in fiscal 2008. The Company liquidated its holdings of short-term investments at the end of fiscal 2008 compared with the balance of $3.0 million at the end of fiscal 2007.

Net cash provided by operating activities was $3.6 million for the fiscal year ended May 31, 2008 and net cash used in operating activities was $1.1 million for the fiscal year ended May 31, 2007. For the fiscal year ended May 31, 2008, net cash provided by operating activities was primarily due to net income of $10.6 million and an increase in accrued expenses and deferred revenue of $1.2 million, partially offset by an increase of $4.9 million in deferred income taxes and $4.5 million increase in accounts receivable. The increase in accounts receivable was primarily due to an increased volume of billing related to the FOX-1 business, as well as an increase in the proportion of receivables in Japan, which typically have longer payment terms. The increase in accrued expenses and deferred revenue was due primarily to increased customer advances, warranty and general expense accruals. For the fiscal year ended May 31, 2007, net cash used in operating activities was primarily due to an increase in inventories of $2.5 million, an increase in accounts receivable of $2.1 million and a decrease in accrued expenses and deferred revenue of $1.4 million, partially offset by net income of $2.4 million, an increase in accounts payable of $1.4 million and stock compensation expenses of $700,000. Inventories increased due to the ramp in production resulting from the strong growth in FOX-1 backlog. The increase in accounts receivable was primarily a matter of timing, as many of the Company's shipments were made closer to the end of fiscal 2007. Accrued expenses and deferred revenue decreased primarily due to revenue recognized from deferrals made in prior periods which were earned in fiscal 2007. Accounts payable increased primarily due to higher inventory purchases as a result of the higher production levels of FOX products.

Net cash provided by investing activities was $1.9 million for the fiscal year ended May 31, 2008. Net cash used in investing activities was $2.5 million for the fiscal year ended May 31, 2007. Net cash provided by investing activities during the fiscal year ended May 31, 2008 was primarily attributable to $3.5 million in net proceeds from sales and maturities of investments, partially offset by $1.1 million in purchase of property and equipment. Net cash used in investing activities during the fiscal year ended May 31, 2007 was primarily due to $14.2 million in purchase of investments, partially offset by $12.8 million in net proceeds from sales and maturities of investments.

Financing activities provided cash of $2.3 million in the fiscal year ended May 31, 2008 and $766,000 in the fiscal year ended May 31, 2007. Net cash provided by financing activities during the fiscal years ended May 31, 2008 and 2007 was primarily due to proceeds from issuance of common stock and exercise of stock options.

As of May 31, 2008, the Company had working capital of $33.4 million.

The Company announced in August 1998 that its board of directors had authorized the repurchase of up to 1,000,000 shares of its outstanding common shares. The Company may repurchase the shares in the open market or in privately negotiated transactions, from time to time, subject to market conditions. The number of shares of common stock actually acquired by the Company will depend on subsequent developments and corporate needs, and the repurchase program may be interrupted or discontinued at any time. Any such repurchase of shares, if consummated, may use a portion of the Company's working capital. As of May 31, 2006, the Company had repurchased 523,700 shares at an average price of $3.95. Shares repurchased by the Company are cancelled. During fiscal 2009, 2008 and 2007, the Company did not repurchase any of its outstanding common stock.

The Company leases its manufacturing and office space under operating leases. The Company entered into a non-cancelable operating lease agreement for its United States manufacturing and office facilities, which commenced in April 2008 and expires in June 2015. Under the lease agreement, the Company is responsible for payments of utilities, taxes and insurance.

From time to time, the Company evaluates potential acquisitions of businesses, products or technologies that complement the Company's business. Any such transactions, if consummated, may use a portion of the Company's working capital or require the issuance of equity. The Company has no present understandings, commitments or agreements with respect to any material acquisitions.

The Company anticipates that the existing cash balance together with cash provided by operations, if any, and any amounts received as a result of the sale of the Company's bankruptcy claim against Spansion are adequate to meet its working capital and capital equipment requirements through fiscal year 2010. After fiscal year 2010, depending on its rate of growth and profitability, the Company may require additional equity or debt financing to meet its working capital requirements or capital equipment needs. There can be no assurance that additional financing will be available when required, or if available, that such financing can be obtained on terms satisfactory to the Company.

OFF-BALANCE SHEET FINANCING

The Company has not entered into any off-balance sheet financing arrangements and has not established any special purpose entities.

OVERVIEW OF CONTRACTUAL OBLIGATIONS

The following table provides a summary of such arrangements, or contractual obligations.

	Payments Due by Period (in thousands)				
	Total	Less than 1 year	1-3 years	3-5 years	5 years
Operating Leases.............	$3,363	$ 525	$1,623	$1,166	$49
Purchases(1).................	606	606	--	--	--
Total........................	$3,969	$1,131	$1,623	$1,166	$49

(1) Shown above are the Company's binding purchase obligations. The large majority of the Company's purchase orders are cancelable by either party, which if canceled may result in a negotiation with the vendor to determine if there shall be any restocking or cancellation fees payable to the vendor.

In the normal course of business to facilitate sales of its products, the Company indemnifies other parties, including customers, with respect to certain matters. The Company has agreed to hold the other party harmless against losses arising from a breach of representations or covenants, or from intellectual property infringement or other claims. These agreements may limit the time period within which an indemnification claim can be made and the amount of the claim. In addition, the Company has entered into indemnification agreements with its officers and directors, and the Company's bylaws contain similar indemnification obligations to the Company's agents.

It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, payments made by the Company under these agreements have not had a material impact on the Company's operating results, financial position or cash flows.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company considered the provisions of Financial Reporting Release No. 48 "Disclosures of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosures of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Commodity Instruments." The Company had no holdings of derivative financial or commodity instruments at May 31, 2009.

The Company is exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. Through April 2008, the Company invested excess cash in a managed portfolio of corporate and government bond instruments with maturities of 18 months or less. Beginning in May 2008, the Company adopted a revised cash investment policy which only invests in government-backed securities with maturities of 18 months or less. The Company does not use any financial instruments for speculative or trading purposes. Fluctuations in interest rates would not have a material effect on the Company's financial position, results of operations or cash flows.

A majority of the Company's revenue and capital spending is transacted in U.S. Dollars. The Company, however, enters into transactions in other currencies, primarily Japanese Yen. Substantially all sales to Japanese customers are denominated in Yen. Since the price is determined at the time a purchase order is accepted, the Company is exposed to the risks of fluctuations in the Yen-U.S. Dollar exchange rate during the lengthy period from purchase order to ultimate payment. This exchange rate risk is partially offset to the extent that the Company's Japanese subsidiary incurs expenses payable in Yen. To date, the Company has not invested in instruments designed to hedge currency risks. In addition, the Company's Japanese subsidiary typically carries debt or other obligations due to the Company that may be denominated in either Yen or U.S. Dollars. Since the Japanese subsidiary's financial statements are based in Yen and the Company's consolidated financial statements are based in U.S. Dollars, the Japanese subsidiary and the Company recognize foreign exchange gain or loss in any period in which the value of the Yen rises or falls in relation to the U.S. Dollar. A 10%

decrease in the value of the Yen as compared with the U.S. Dollar would not be expected to result in a significant change to the Company's net income or loss.

Item 8. Financial Statements and Supplementary Data

INDEX

Consolidated Financial Statements of Aehr Test Systems

Financial statement schedules not listed above are either omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or in the Notes thereto.

REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Aehr Test Systems

We have audited the accompanying consolidated balance sheets of Aehr Test Systems and its subsidiaries (the "Company") as of May 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended May 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor have we been engaged to perform, an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aehr Test Systems and its subsidiaries as of May 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 and Note 7 to the consolidated financial statements, on June 1, 2007 the Company changed its method of accounting for uncertain tax positions as a result of adopting Financial Accounting Standards Board Interpretation No. 48 "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109".

/s/ Burr, Pilger & Mayer LLP

San Jose, California
September 1, 2009

AEHR TEST SYSTEMS AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	May 31, 2009	May 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,360	$15,648
Accounts receivable, net	931	10,927
Inventories	4,472	10,209
Deferred income taxes	--	3,043
Prepaid expenses and other	879	396
Total current assets	10,642	40,223
Property and equipment, net	2,741	2,278
Goodwill	--	274
Deferred income taxes	--	1,900
Other assets	528	524
Total assets	$13,911	$45,199
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 995	$ 2,981
Accrued expenses	2,107	3,694
Deferred revenue	241	186
Total current liabilities	3,343	6,861
Income tax payable	299	297
Deferred lease commitment	306	269
Total liabilities	3,948	7,427
Commitments and contingencies (Note 14)		
Shareholders' equity:		
Preferred stock, $0.01 par value:		
Authorized: 10,000 shares;		
Issued and outstanding: none	--	--
Common stock, $0.01 par value:		
Authorized: 75,000 shares;		
Issued and outstanding: 8,496 shares and 8,359 shares at May 31, 2009 and 2008, respectively	85	84
Additional paid-in capital	44,552	42,796
Accumulated other comprehensive income	2,800	2,395
Accumulated deficit	(37,474)	(7,503)
Total shareholders' equity	9,963	37,772
Total liabilities and shareholders' equity	$13,911	$45,199

The accompanying notes are an integral part of these consolidated financial statements.

AEHR TEST SYSTEMS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended May 31,		
	2009	2008	2007
Net sales	$21,407	$39,041	$27,351
Cost of sales	20,223	19,072	13,438
Gross profit	1,184	19,969	13,913
Operating expenses:			
Selling, general and administrative	20,623	7,657	6,538
Research and development	5,762	6,501	6,324
Impairment of goodwill	274		
Total operating expenses	26,659	14,158	12,862
(Loss) income from operations	(25,475)	5,811	1,051
Interest income	142	231	491
Other income (expense), net	277	(71)	961
(Loss) income before income tax expense (benefit)	(25,056)	5,971	2,503
Income tax expense (benefit)	4,915	(4,602)	75
Net (loss) income	$(29,971)	$10,573	$ 2,428
Net (loss) income per share - basic	$ (3.55)	$ 1.32	$ 0.31
Shares used in per share calculation - basic	8,436	8,013	7,751
Net (loss) income per share - diluted	$ (3.55)	$ 1.24	$ 0.30
Shares used in per share calculation - diluted	8,436	8,508	8,225

The accompanying notes are an integral part of these consolidated financial statements.

AEHR TEST SYSTEMS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME (LOSS)
(IN THOUSANDS)

	Common Stock		Additional	Accumulated Other Comprehensive Income			
	Shares	Amount	Paid-in Capital	Unrealized Investment Gain(Loss)	Cumulative Translation Adjustment	Accumulated Deficit	Total
Balances, May 31, 2006	7,630	$76	$38,081	$(2)	$1,293	$(20,631)	$18,817
Issuance of common stock under employee plans......	190	2	764	--	--	--	766
Stock-based compensation....			707	--	--	--	707
Net income..................	--	--	--	--	--	2,428	2,428
Net unrealized gain on investments...............	--	--	--	1	--	--	1
Foreign currency translation adjustment....	--	--	--	--	(51)	--	(51)
Comprehensive income........							2,378
Balances, May 31, 2007	7,820	78	39,552	(1)	1,242	(18,203)	22,668
Issuance of common stock under employee plans......	539	6	2,337	--	--	--	2,343
Stock-based compensation....			907	--	--	--	907
FIN 48 adjustment...........	--	--	--	--	--	127	127
Net income..................	--	--	--	--	--	10,573	10,573
Net unrealized gain on investments...............	--	--	--	1	--	--	1
Foreign currency translation adjustment....	--	--	--	--	1,153	--	1,153
Comprehensive income........							11,727
Balances, May 31, 2008	8,359	84	42,796	--	2,395	(7,503)	37,772
Issuance of common stock under employee plans......	137	1	502	--	--	--	503
Stock-based compensation....			1,254	--	--	--	1,254
Net loss....................	--	--	--	--	--	(29,971)	(29,971)
Foreign currency translation adjustment....	--	--	--	--	405	--	405
Comprehensive loss..........							(29,566)
Balances, May 31, 2009	8,496	$85	$44,552	$--	$2,800	$(37,474)	$ 9,963

The accompanying notes are an integral part of these consolidated financial statements.

AEHR TEST SYSTEMS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended May 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net (loss) income	$(29,971)	$10,573	$ 2,428
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Stock-based compensation expense	1,270	891	700
Provision for doubtful accounts	13,655	100	47
Loss on disposal of property and equipment	6	3	41
Impairment of goodwill	274	--	--
Depreciation and amortization	644	474	323
Deferred income taxes	4,943	(4,943)	--
Changes in operating assets and liabilities:			
Accounts receivable	(3,612)	(4,455)	(2,117)
Inventories	5,721	(492)	(2,454)
Deferred lease commitment	37	9	(74)
Accounts payable	(1,986)	464	1,386
Income tax payable	2	(119)	--
Accrued expenses and deferred revenue	(1,532)	1,193	(1,425)
Prepaid expenses and other	(487)	(74)	31
Net cash (used in) provided by operating activities	(11,036)	3,624	(1,114)
Cash flows from investing activities:			
Purchase of investments	--	(500)	(14,206)
Proceeds from sales and maturity of investments	--	3,488	12,820
Purchase of property and equipment	(1,113)	(1,056)	(1,103)
Net cash (used in) provided by investing activities	(1,113)	1,932	(2,489)
Cash flows from financing activities:			
Proceeds from issuance of common stock and exercise of stock options	503	2,343	766
Net cash provided by financing activities	503	2,343	766
Effect of exchange rates on cash and cash equivalents	358	1,185	(4)
Net (decrease) increase in cash and cash equivalents	(11,288)	9,084	(2,841)
Cash and cash equivalents, beginning of year	15,648	6,564	9,405
Cash and cash equivalents, end of year	$ 4,360	$15,648	$ 6,564
Supplemental cash flow information:			
Cash paid during the year for:			
Income taxes	$223	$126	$30

The accompanying notes are an integral part of these consolidated financial statements.

AEHR TEST SYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS:

Aehr Test Systems (the "Company") was incorporated in California in May 1977 and primarily designs, engineers and manufactures test and burn-in equipment used in the semiconductor industry. The Company's principal products are the Advanced Burn-In and Test System, the FOX full wafer contact system, the MAX burn-in system, the MTX massively parallel test system, the DiePak carrier and test fixtures.

LIQUIDITY:

Since inception, the Company has incurred substantial cumulative losses and negative cash flows from operations. During the second half of fiscal 2009, the Company experienced a substantial decrease in its revenues as a result of a major customer filing bankruptcy and the slowdown in the semiconductor manufacturing industry. In response to the current low levels of net revenues, the Company has taken significant steps to minimize expense levels and to increase the likelihood that it will have sufficient cash to support operations. Those steps include reductions in headcount, reduced compensation for officers and other salaried employees, a Company-wide shutdown for one week each month and lower fees paid to the Board of Directors, among other spending cuts. The Company will continue to explore methods to further reduce its costs. The Company has filed a claim in the Spansion U.S. bankruptcy action. In August 2009, the Company sold a portion of its bankruptcy claim to a third party (note 15). The Company anticipates that the existing cash balance together with cash provided by operations, and the cash received as a result of the Company's sale of its bankruptcy claim against its major customer are adequate to meet its working capital and capital equipment requirements through fiscal year 2010. After fiscal year 2010, depending on its rate of growth and profitability, the Company may require additional equity or debt financing to meet its working capital requirements or capital equipment needs. There can be no assurance that additional financing will be available when required, or if available, that such financing can be obtained on terms satisfactory to the Company.

CONSOLIDATION AND EQUITY INVESTMENTS:

The consolidated financial statements include the accounts of the Company and both its wholly-owned and majority-owned foreign subsidiaries. Intercompany accounts and transactions have been eliminated. Equity investments in which the Company holds an equity interest less than 20 percent and over which the Company does not have significant influence are accounted for using the cost method.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS:

Assets and liabilities of the Company's foreign subsidiaries and branch office are translated into U.S. Dollars from Japanese Yen, Euros and New Taiwan Dollars using the exchange rate in effect at the balance sheet date. Additionally, their revenues and expenses are translated using exchange rates approximating average rates prevailing during the fiscal year. Translation adjustments that arise from translating their financial statements from their local currencies to U.S. Dollars are accumulated and reflected as a separate component of shareholders' equity.

Transaction gains and losses that arise from exchange rate changes denominated in currencies other than the local currency are included in the statements of operations as incurred. See Note 11 for the detail of foreign exchange transaction gains (losses) for all periods presented.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS AND INVESTMENTS:

Cash equivalents consist of money market instruments, commercial paper and other highly liquid investments purchased with an original maturity of three months or less. Investments not classified as cash equivalents are classified as available-for-sale. Investments in available-for-sale securities are reported at fair value with unrealized gains and losses, net of tax, if any, included as a component of shareholders' equity.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

On June 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157") which defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements. SFAS No. 157 applies whenever other statements require or permit assets or liabilities to be measured at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, except for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis, for which application has been deferred for one year. In February 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" ("FSP No. 157-2"). FSP No. 157-2 defers the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. The adoption of SFAS No. 157 did not have a material impact on the Company's consolidated financial statements.

SFAS No. 157 includes a fair value hierarchy that is intended to increase the consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1 - instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Level 2 - instrument valuations are obtained from readily-available pricing sources for comparable instruments.

Level 3 - instrument valuations are obtained without observable market values and require a high level of judgment to determine the fair value.

The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis in accordance with SFAS No. 157 as of May 31, 2009 (in thousands):

	Balance as of May 31, 2009	Level 1	Level 2
Money market funds...........	$2,549	$2,549	$ --
	$2,549	$2,549	$ --
Liabilities..................	$ --	$ --	$ --

As of May 31, 2009, the Company did not have any assets or liabilities without observable market values that would require a high level of judgment to determine fair value (Level 3 assets).

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115," ("SFAS No. 159") which is effective for fiscal years beginning after November 15, 2007. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option is elected would be reported in earnings. On June 1, 2008, the Company adopted SFAS No. 159 and has elected not to measure any additional financial instruments and other items at fair value.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS:

Accounts receivable are recorded at the invoiced amount and are not interest bearing. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible trade receivables. The Company also reviews its trade receivables by aging category to identify specific customers with known disputes or collection issues. The Company exercises judgment when determining the adequacy of these reserves as the Company evaluates historical bad debt trends, general economic conditions in the United States and internationally, and changes in customer financial conditions. Uncollectible receivables are recorded as bad debt expense when all efforts to collect have been exhausted and recoveries are recognized when they are received. During the year ended May 31, 2009, the Company recorded a $13,558,000 increase in its allowance for doubtful accounts as a result of its major customer filing for bankruptcy.

CONCENTRATION OF CREDIT RISK:

The Company sells its products primarily to semiconductor manufacturers in North America, Asia, and Europe. As of May 31, 2009, approximately 76%, 22% and 2% of gross accounts receivable are from customers located in the United States, Asia and Europe, respectively. As of May 31, 2008, approximately 49%, 38% and 13% of gross accounts receivable were from customers located in the United States, Asia and Europe, respectively. One customer accounted for 91% of gross accounts receivable at May 31, 2009 and two customers accounted for 79% and 12% of gross accounts receivable at May 31, 2008. One customer accounted for 80% of net sales in both fiscal 2009 and 2008, respectively. Two customers accounted for 39% and 23% of net sales in fiscal 2007, respectively. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. While the Company has historically maintained reserves within management expectations, as a result of the bankruptcy filing of a key customer during the fiscal year ended May 31, 2009, specific reserves were established. The specific reserves established for this customer accounted for virtually all the allowance at May 31, 2009. The Company uses letter of credit terms for some of its international customers.

The Company's cash, cash equivalents, short-term cash deposits and short-term investments are generally deposited with major financial institutions in the United States, Japan, Germany and Taiwan. The Company invests its excess cash in money market funds and short-term cash deposits. The money market funds and short-term cash deposits bear the risk associated with each fund. The money market funds have variable interest rates, and the short-term cash deposits have fixed rates. The Company has not experienced any material losses on its money market funds or short-term cash deposits.

STRATEGIC INVESTMENTS:

The Company invests in debt and equity of private companies as part of its business strategy. These investments are carried at cost and are included in "Other Assets" in the consolidated balance sheets. If the Company determines that an other-than-temporary decline exists in the fair value of an investment, the Company writes down the investment to its fair value and records the related write-down as an investment loss in "Other Income (Expense)" in its consolidated statements of operations. At May 31, 2009 and 2008, the carrying value of the strategic investments was $384,000.

INVENTORIES:

Inventories include material, labor and overhead, and are stated at the lower of cost (first-in, first-out method) or market. Provisions for excess, obsolete and unusable inventories are made after management's evaluation of future demand and market conditions. During the year ended May 31, 2009, the Company recorded a $7,203,000 charge to cost of sales to reduce its inventory to net realizable value as a result of changes in the semiconductor industry and the bankruptcy filing of its major customer.

PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost less accumulated depreciation and amortization. Major improvements are capitalized, while repairs and maintenance are expensed as incurred. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the related lease. Furniture, fixtures, machinery and equipment are depreciated on a straight-line basis over their estimated useful lives. The ranges of estimated useful lives for furniture, fixtures, machinery and equipment are generally as follows:

Furniture and fixtures	2 to 6 years
Machinery and equipment	4 to 6 years
Test equipment	4 to 6 years

GOODWILL:

Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible net assets acquired in the Company's acquisition of its Japanese subsidiary. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets"("SFAS No. 142"), the Company ceased the amortization of goodwill as of June 1, 2002 and performed an initial test of goodwill impairment. The test indicated no impairment of the Company's goodwill as of June 1, 2002, the initial date of adopting SFAS No. 142. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is reviewed annually or whenever events or circumstances indicate that a decline in value may have occurred. Based on the fair market value of the Company's common stock relative to its book value and revised estimates for its future cash flow and revenue projections, the Company determined that indicators of impairment for its goodwill were present during the third quarter of 2009. As a result, the Company tested the goodwill for impairment, determined that it was impaired and recorded a non-cash impairment of goodwill charge of $274,000 in fiscal 2009.

REVENUE RECOGNITION:

The Company's selling arrangements may include contractual customer acceptance provisions. Installation of products occurs after shipment and transfer of title. The Company recognizes revenue in accordance with Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition, corrected copy, which requires revenue to be recognized upon the shipment of products or the performance of services when: (1) persuasive evidence of the arrangement exists; (2) services have been rendered; (3) the price is fixed or determinable; and (4) collectibility is reasonably assured. The Company defers recognition of revenue for any amounts subject to acceptance until such acceptance occurs. When multiple elements exist, the Company allocates the purchase price based on vendor specific objective evidence or third-party evidence of fair value and defers revenue recognition on the undelivered portion. Historically, these multiple deliverables have included items such as extended support provisions, training to be supplied after delivery of the systems, and test programs specific to customers' routine applications. The test programs can be written either by the customer, other firms, or the Company. The amount of revenue deferred is the greater of the fair value of the undelivered element or the contractually agreed to amounts. Sales tax collected from customers is not included in revenue but rather recorded as a liability due to the respective taxing authorities.

Royalty-based revenue related to licensing income from performance test boards and burn-in boards is recognized upon the earlier of the receipt by the Company of the licensee's report related to its usage of the licensed intellectual property or upon payment by the licensee. This revenue is recorded in net sales. Provisions for the estimated future cost of warranty and installation are recorded at the time the products are shipped.

The Company's terms of sales with distributors are generally FOB shipping point with payment due within 60 days. The only right of return is if the equipment does not meet the published specifications. All products go through in-house testing and verification of specifications before shipment. Apart from warranty reserves, credits issued have not been material as a percentage of net sales. The Company's distributors do not generally carry inventories of the Company's products. Instead, the distributors place orders with the Company at or about the time they receive orders from their customers. The Company's shipment terms to our distributors do not provide for credits or rights of return. Because the Company's distributors do not generally carry inventories of our products, they do not have rights to price protection or to return products. At the time the Company ships products to the distributors, the price is fixed. Subsequent to the issuance of the invoice, there are no discounts or special terms. Paragraph 6 of SFAS No. 48, "Revenue Recognition When Right of Return Exists", is not applicable because the Company does not give the buyer the right to return the product or to receive future price concessions. The Company's arrangements do not include vendor consideration as described in Emerging Issues Task Force No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)."

In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed", the Company capitalizes its systems software development costs incurred after a system achieves technological feasibility and before first commercial shipment. Such costs typically represent a small portion of total research and development costs. No system software development costs were capitalized or amortized in fiscal 2009, 2008 or 2007.

PRODUCT DEVELOPMENT COSTS AND CAPITALIZED SOFTWARE:

Costs incurred in the research and development of new products or systems are charged to operations as incurred. Costs incurred in the development of software programs for the Company's products are charged to operations as incurred until technological feasibility of the software has been established. Generally, technological feasibility is established when the software module performs its primary functions described in its original specifications, contains features required for it to be usable in a production environment, is completely documented and the related hardware portion of the product is complete. After technological feasibility is established, any additional costs are capitalized. Capitalization of software costs ceases when the software is substantially complete and is ready for its intended use. Capitalized costs are amortized over the estimated life of the related software product using the greater of the units of sales or straight-line methods over ten years. No system software development costs were capitalized or amortized in fiscal 2009, 2008 and 2007.

IMPAIRMENT OF LONG-LIVED ASSETS:

In the event that facts and circumstances indicate that the carrying value of assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying value to determine if a write-down is required.

ADVERTISING COSTS

The Company expenses all advertising costs as incurred and the amounts were not material for all periods presented.

SHIPPING AND HANDLING OF PRODUCTS

Amounts billed to customers for shipping and handling of products are included in net sales. Costs incurred related to shipping and handling of products are included in cost of sales.

INCOME TAXES:

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The evaluation of a tax position in accordance with FIN No. 48 is a two-step process. The first step is recognition: the Company determines whether it is "more-likely-than-not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the "more-likely-than-not" recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. The second step is measurement: a tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. FIN No. 48 is effective for fiscal years beginning after December 15, 2006.

Upon adoption of FIN No. 48 on June 1, 2007, the Company recognized a cumulative effect adjustment of $127,000, decreasing its income tax liability for unrecognized tax benefits, and decreasing the June 1, 2007 accumulated deficit balance. In accordance with FIN No. 48, the Company recognizes interest and penalties related to unrecognized tax benefits as a component of income taxes.

Although the Company files U.S. federal, various state, and foreign tax returns, the Company's only major tax jurisdictions are the United States, California, Germany and Japan. Tax years 1996 – 2007 remain subject to examination by the appropriate governmental agencies due to tax loss carryovers from those years.

STOCK-BASED COMPENSATION:

The Company accounts for stock-based compensation under the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment," ("SFAS No. 123(R)") which requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. SFAS No. 123(R) establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at each grant date, based on the fair value of the award, and is recognized as expense over the employee's requisite service period. All of the Company's stock compensation is accounted for as an equity instrument. See Notes 8 and 9 for further information regarding the stock option plan and the employee stock purchase plan.

The following table summarizes compensation costs related to the Company's stock-based compensation for the years ended May 31, 2009, 2008 and 2007, respectively (in thousands, except per share data):

	Year Ended May 31,		
	2009	2008	2007
Stock-based compensation in the form of employee stock options and ESPP shares, included in:			
Cost of sales	$230	$134	$ 58
Selling, general and administrative	640	478	386
Research and development	400	279	256
Total stock-based compensation	1,270	891	700
Tax effect on stock-based compensation	--	(18)	(14)
Net effect on net (loss)income	$1,270	$873	$686
Effect on net (loss)income per share:			
Basic	$0.15	$0.11	$0.09
Diluted	$0.15	$0.10	$0.08

As of May 31, 2009, none of the stock-based compensation costs is capitalized as part of inventory.

During fiscal 2009, 2008 and fiscal 2007, the Company recorded stock-based compensation related to stock options of $1,115,000, $750,000 and $555,000, respectively.

As of May 31, 2009, the total compensation cost related to unvested stock-based awards under the Company's 1996 Stock Option Plan and 2006 Equity Incentive Plan, but not yet recognized, was approximately $2,354,000 which is net of estimated forfeitures of $48,000. This cost will be amortized on a straight-line basis over a weighted average period of approximately 2.8 years.

During fiscal 2009, 2008 and fiscal 2007, the Company recorded stock-based compensation related to its Employee Stock Purchase Plan ("ESPP") of $155,000, $141,000 and $145,000, respectively.

As of May 31, 2009, the total compensation cost related to options to purchase the Company's common shares under the ESPP but not yet recognized was approximately $132,000. This cost will be amortized on a straight-line basis over a weighted average period of approximately 0.7 years.

Valuation Assumptions

Valuation and Amortization Method. The Company estimates the fair value of stock options granted using the Black-Scholes option valuation method and a single option award approach for options granted after June 1, 2006. The multiple option approach has been used for all options granted prior to June 1, 2006. The fair value under the single option approach is amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair value under the multiple option approach is amortized on a weighted basis over the requisite service periods of the awards, which is generally the vesting period.

Expected Term. The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on historical experience, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior as evidenced by changes to the terms of its stock-based awards.

Expected Volatility. Volatility is a measure of the amounts by which a financial variable such as stock price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses the historical volatility for the past five years, which matches the expected term of most of the option grants, to estimate expected volatility. Volatility for each of the ESPP's four time periods of six months, twelve months, eighteen months, and twenty-four months is calculated separately and included in the overall stock-based compensation cost recorded.

Dividends. The Company has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield of zero in the Black-Scholes option valuation method.

Risk-Free Interest Rate. The Company bases the risk-free interest rate used in the Black-Scholes option valuation method on the implied yield in effect at the time of option grant on U.S. Treasury zero-coupon issues with a remaining term equivalent to the expected term of the stock awards including the ESPP.

Estimated Forfeitures. When estimating forfeitures, the Company considers voluntary termination behavior as well as analysis of actual option forfeitures.

Fair Value. The fair values of the Company's stock options granted to employees and ESPP shares in fiscal 2009, 2008 and 2007 were estimated using the following weighted average assumptions in the Black-Scholes option valuation method consistent with the provisions of SFAS No. 123(R), Securities and Exchange Commission SAB No. 107 and the Company's prior pro forma disclosures of net income (loss), including stock-based compensation (determined under a fair value method as prescribed by SFAS No. 123).

The fair value of our stock options granted to employees in fiscal 2009, 2008 and 2007 was estimated using the following weighted-average assumptions:

	Year Ended May 31,		
	2009	2008	2007
Option Plan Shares			
Expected Term (in years)	5	5	5
Volatility	0.74	0.74	0.75
Expected Dividend	$0.00	$0.00	$0.00
Risk-free Interest Rates	2.99%	4.59%	4.72%
Estimated Forfeiture Rates	2%	2%	4%
Weighted Average Grant Date Fair Value.	$3.67	$3.94	$5.19

The fair value of our ESPP shares for the fiscal 2009, 2008 and 2007 was estimated using the following weighted-average assumptions:

	Year Ended May 31,		
	2009	2008	2007
Employee Stock Purchase Plan Shares			
Expected Term (in years)................	0.5 - 2.0	0.5 - 2.0	0.5 - 2.0
Volatility.............................	0.62 - 1.08	0.43 - 0.69	0.49 - 0.70
Expected Dividend.......................	$0.00	$0.00	$0.00
Risk-free Interest Rates................	0.41%-2.59%	2.21%-4.93%	4.67%-5.05%
Estimated Forfeiture Rates..............	0%	0%	4%
Weighted Average Grant Date Fair Value..	$1.28	$2.15	$1.42

EARNINGS PER SHARE ("EPS"):

Basic EPS is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed after giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon exercise of stock options for all periods.

A reconciliation of the numerator and denominator of basic and diluted EPS is provided as follows (in thousands, except per share amounts):

	Year Ended May 31,		
	2009	2008	2007
Numerator: Net (loss)income.................	$(29,971)	$10,573	$2,428
Denominator for basic net (loss) income per share: Weighted-average shares outstanding.......	8,436	8,013	7,751
Shares used in basic net (loss) income per share calculation.....................	8,436	8,013	7,751
Effect of dilutive securities...............	--	495	474
Denominator for diluted net (loss) income per share................................	8,436	8,508	8,225
Basic net (loss) income per share...........	$(3.55)	$ 1.32	$ 0.31
Diluted net (loss) income per share.........	$(3.55)	$ 1.24	$ 0.30

For purposes of computing diluted earnings per share, weighted average potential common shares do not include stock options with an exercise price greater than the average fair value of the Company's common stock for the period, as the effect would be anti-dilutive. Potential common shares have not been included in the calculation of diluted net loss per share for the fiscal year ended May 31, 2009, as the effect would be anti-dilutive. As such the numerator and the denominator used in computing both basic and diluted net loss per share for the fiscal year ended May 31, 2009 are the same. Stock options to purchase 1,636,000, 524,000 and 135,000 shares of common stock were outstanding on May 31, 2009, 2008 and 2007, respectively, but not included in the computation of diluted income per share, because the inclusion of such shares would be anti-dilutive.

COMPREHENSIVE INCOME (LOSS):

SFAS No. 130 ("SFAS 130"), "Reporting Comprehensive Income," establishes standards for reporting comprehensive income (loss) and its components in financial statements. Unrealized gains (losses) on available-for-sale securities and foreign currency translation adjustments are included in the Company's components of comprehensive income (loss), which are excluded from net income (loss). Comprehensive income (loss) is included in the statement of shareholders' equity and comprehensive income (loss).

RECENT ACCOUNTING PRONOUNCEMENTS:

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51" ("SFAS No. 160"). The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a company provides in its consolidated financial statements. SFAS No. 160 requires companies to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company's equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. SFAS No. 160 is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008. The Company is currently evaluating the impact, if any, that the adoption of SFAS No. 160 will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)"). The objective of SFAS No. 141(R) is to improve the relevance, representational faithfulness, and comparability of the information that a company provides in its financial reports about a business combination and its effects. Under SFAS No. 141(R), a company is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration measured at their fair value at the acquisition date. It further requires that research and development assets acquired in a business combination that have no alternative future use be measured at their acquisition-date fair value and then immediately charged to expense, and that acquisition-related costs are to be recognized separately from the acquisition and expensed as incurred. Among other changes, SFAS No. 141(R) also requires that "negative goodwill" be recognized in earnings as a gain attributable to the acquisition, and any deferred tax benefits resulted in a business combination are recognized in income from continuing operations in the period of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. SFAS No. 141(R) will only impact the Company if the Company is involved in a business combination.

In December 2007, the Securities and Exchange Commission ("SEC") issued SAB No. 110, extending the use, under certain circumstances, of the simplified method for developing an estimate of the expected term of share options. The Company is currently evaluating the potential impact of this issuance.

In October 2008, the FASB issued FASB Staff Position No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active" ("FSP No. 157-3"). FSP No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active and it is effective upon the issuance date. The application of FSP No. 157-3 did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued FSP SFAS No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP No. 157-4") which will be effective for interim and annual periods ending after June 15, 2009 and will be adopted by the Company beginning in the fiscal quarter of fiscal 2010. FSP No. 157-4 provides guidance on how to determine the fair value of assets and liabilities under SFAS No. 157 "Fair Value Measurements", in the current economic environment and reemphasizes that the objective of a fair value measurement remains the determination of an exit price. The Company is evaluating the impact of the implementation of FSP No. 157-4 on its consolidated financial statements.

In April 2009, the FASB issued FSP FAS No. 107-1 and APB No. 28-1 "Interim Disclosures About Fair Value of Financial Instruments" ("FSP FAS No. 107-1 and APB No. 28-1"). The FSP amends SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" to require an entity to provide disclosures about fair value of financial instruments in interim financial information. This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS No. 165"). SFAS No. 165 established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This standard required the Company to disclose the date through which the Company has evaluated subsequent events and the basis for the date. This standard was effective for interim periods ending after June 15, 2009.

In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a Replacement of FASB Statement No. 162" ("SFAS No. 168"). SFAS No. 168 establishes that the FASB Accounting Standards Codification ("the Codification") will become the single official source of authoritative generally accepted accounting principles ("GAAP") in the United States of America, other than guidance issued by the SEC. Following SFAS No. 168, the FASB will not issue new standards in the form of Statements, Staff Positions or Emerging Issues Task Force Abstracts. Instead, the FASB will issue Accounting Standards Updates. All guidance contained in the Codification carries an equal level of authority. The GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and non-authoritative. All non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative. The Codification, which changes the referencing of financial standards, becomes effective for interim and annual periods ending on or after September 15, 2009. The Company does not expect the adoption of SFAS No. 168 to have a material impact on its business, results of operations or financial condition.

2. ACCOUNTS RECEIVABLE:

Accounts receivable comprise (in thousands):

	May 31, 2009	May 31, 2008
Trade accounts receivable...............	$14,672	$11,110
Less: Allowance for doubtful accounts...	(13,741)	(183)
	$931	$10,927

	Balance at beginning of year	Additions Charged to costs and expenses	Deductions*	Balance at end of year
Allowance for doubtful accounts receivable:				
May 31, 2009	$183	$13,655	$97	$13,741
May 31, 2008	$87	$100	$ 4	$183
May 31, 2007	$70	$ 47	$30	$ 87

* Deductions include write-offs of uncollectible accounts and collections of amounts previously reserved.

3. INVENTORIES:

Inventories comprise (in thousands):

	May 31, 2009	May 31, 2008
Raw materials and subassemblies	$1,416	$5,482
Work in process	2,509	4,462
Finished goods	547	265
	$4,472	$10,209

4. PROPERTY AND EQUIPMENT:

Property and equipment comprise (in thousands):

	May 31, 2009	May 31, 2008
Leasehold improvements	$1,104	$1,106
Furniture and fixtures	1,170	1,171
Machinery and equipment	4,221	3,663
Test equipment	3,709	3,320
	10,204	9,260
Less: Accumulated depreciation and amortization	(7,463)	(6,982)
	$2,741	$2,278

5. PRODUCT WARRANTIES:

The Company provides for the estimated cost of product warranties at the time the products are shipped. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, the Company's warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from the Company's estimates, revisions to the estimated warranty liability would be required.

Following is a summary of changes in the Company's liability for product warranties during the fiscal years ended May 31, 2009 and May 31, 2008 (in thousands):

	Year ended May 31, 2009	Year ended May 31, 2008
Balance at the beginning of the year	$387	$153
Accruals for warranties issued during the year	382	790
Accruals related to pre-existing warranties (including changes in estimates)	--	--
Settlements made during the year (in cash or in kind)	(455)	(556)
Balance at the end of the year	$314	$387

The accrued warranty balance is included in accrued expenses on the accompanying consolidated balance sheets.

6. ACCRUED EXPENSES:

Accrued expenses comprise (in thousands):

	May 31,	
	2009	2008
Payroll related	$ 628	$1,055
Professional services	159	176
Accrued cancellation charges	195	--
Accrued construction in progress	317	--
Commissions and bonuses	114	605
Taxes payable	89	567
Warranty	314	387
Other	291	904
	$2,107	$3,694

7. INCOME TAXES:

Domestic and foreign components of income (loss) before income tax expense (benefit) are as follows (in thousands):

	Year Ended May 31,		
	2009	2008	2007
Domestic	$(22,480)	$5,440	$2,239
Foreign	(2,576)	531	264
	$(25,056)	$5,971	$2,503

The income tax expense (benefit) consists of the following (in thousands):

	Year Ended May 31,		
	2009	2008	2007
Federal income taxes:			
Current	$ (57)	$ 115	$ 33
Deferred	3,186	(3,186)	--
State income taxes:			
Current	(5)	108	22
Deferred	453	(453)	--
Foreign income taxes:			
Current	34	(97)	20
Deferred	1,304	(1,089)	--
	$4,915	$(4,602)	$75

The Company's effective tax rate differs from the U.S. federal statutory tax rate, as follows:

	Year Ended May 31,		
	2009	2008	2007
U.S. federal statutory tax rate...	34.0 %	34.0 %	34.0 %
State taxes, net of federal tax effect.........................	(1.8)	(6.1)	0.9
Foreign rate differential.........	(8.9)	(23.1)	(3.9)
Stock-based compensation..........	(1.6)	3.4	8.2
Research and development credit...	1.0	(7.1)	(4.0)
Change in valuation allowance	(42.1)	(76.6)	(33.1)
Other............................	(0.2)	(1.6)	0.2
Effective tax rate................	(19.6)%	(77.1)%	2.3 %

The components of the net deferred tax asset (liability) are as follows (in thousands):

	May 31,	
	2009	2008
Net operating losses....................	$3,468	$1,225
Credit carryforwards....................	3,533	2,888
Inventory reserves......................	4,055	1,628
Reserves and accruals...................	6,753	2,138
Other..................................	673	947
	18,482	8,826
Less: Valuation allowance.................	(18,482)	(3,883)
Net deferred tax asset....................	$0	$4,943

The valuation allowance increased by $14.6 million during fiscal 2009, and decreased by $6.1 million during fiscal 2008, and $1.1 million during fiscal 2007. As of May 31, 2009, the Company concluded that it is not more likely than not that the deferred tax assets would be realized and therefore provided a full valuation allowance against the deferred tax assets. The Company will continue to evaluate the need for a valuation allowance against its deferred tax assets on a quarterly basis.

At May 31, 2009, the Company had federal and state net operating loss carryforwards of approximately $9.6 million and $8.9 million, respectively. These carryforwards will begin to expire in 2024 and 2014, respectively. At May 31, 2009, the Company also had federal and state research and development tax credit carryforwards of approximately $1.3 million and $2.9 million, respectively. The federal credit carryforward will begin to expire in 2016, and the California credit will carryforward indefinitely. These carryforwards may be subject to certain limitations on annual utilization in case of a change in ownership, as defined by tax law. The Company also has alternative minimum tax credit carryforwards of $275,000 for federal tax purposes and $34,000 for state purposes. The credits may be used to offset regular tax and do not expire.

The Company has made no provision for U.S. income taxes on undistributed earnings of certain foreign subsidiaries because it is the Company's intention to permanently reinvest such earnings in its foreign subsidiaries. If such earnings were distributed, the Company would be subject to additional U.S. income tax expense. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practicable.

Foreign net operating loss carryforwards of approximately $907,000 are available to reduce future foreign taxable income. The foreign net operating losses will begin to expire in 2012.

The Company adopted the provisions of FIN No. 48 on June 1, 2007. The cumulative effect of adopting FIN No. 48 was a $127,000 decrease to accumulated deficit and a decrease to income tax liability.

The aggregate changes in the balance of gross unrecognized tax benefits since adoption were as follows: (in thousands)

Beginning balance as of June 1, 2007 (upon adoption)	$1,005
Increases related to prior year tax positions............	4
Increases related to current year tax positions	159
Decreases related to lapse of statute of limitations.....	(25)
Ending balance at May 31, 2008...........................	$1,143
Beginning balance as of June 1, 2008.....................	$1,143
Increases related to prior year tax positions............	49
Increases related to current year tax positions	5
Decreases related to lapse of statute of limitations.....	(7)
Ending balance at May 31, 2009...........................	$1,190

If the ending balance of $1,190,000 of unrecognized tax benefits at May 31, 2009 were recognized, approximately $277,000 would affect the effective income tax rate. In accordance with the Company's accounting policy, it recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. This policy did not change as a result of the adoption of FIN No. 48. The Company had accrued interest and penalties of $22,000 at May 31, 2009.

Although the Company files U.S. federal, various state, and foreign tax returns, the Company's only major tax jurisdictions are the United States, California, Germany and Japan. Tax years 1996 – 2008 remain subject to examination by the appropriate governmental agencies due to tax loss carryovers from those years.

8. CAPITAL STOCK:

STOCK OPTIONS:

In October 1996, the Company's Board of Directors approved the 1996 Stock Option Plan (the "Stock Plan"), which provided for granting of incentive and non-qualified stock options to our employees and directors. The Stock Plan provides that qualified options be granted at an exercise price equal to the fair market value at the date of grant, as determined by the Board of Directors (85% of fair market value in the case of non-statutory options and purchase rights and 110% of fair market value in certain circumstances). Options generally expire within five years from date of grant. Most options become exercisable in increments over a four-year period from the date of grant.

In October 2006, the Company's 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan ("2006 Plans") were approved by the shareholders. A total of 600,000 shares of common stock have been reserved for issuance under the Company's 2006 Equity Incentive Plan. Options granted under the 2006 Equity Incentive Plan are generally for periods not to exceed ten years (five years if the option is granted to a 10% stockholder) and are granted at the fair market value of the stock at the date of grant as determined by the Board of Directors. The 2006 Plans respectively replace the Company's Amended and Restated 1996 Stock Option Plan, which would otherwise have expired in 2006; and the Company's 1997 Employee Stock Purchase Plan, which would have otherwise expired in 2007. The Amended and Restated 1996 Stock Option Plan will continue to govern awards previously granted under that plan.

As of May 31, 2009, out of the 2,172,000 shares authorized for grant under the 1996 Stock Option Plan and 2006 Equity Incentive Plan, approximately 1,636,000 shares had been granted.

The following table summarizes the Company's stock option transactions during fiscal 2009, 2008 and 2007 (in thousands, except per share data):

		Outstanding Options		
	Available Shares	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Balances, May 31, 2006........	334	1,269	$3.81	$3,234
Options granted............	(194)	194	$7.98	
Additional shares reserved..	600	--		
Options terminated.........	5	(5)	$5.02	
Options exercised..........	--	(108)	$4.07	
Balances, May 31, 2007........	745	1,350	$4.38	$2,633
Options granted............	(422)	422	$6.24	
Options terminated.........	27	(27)	$6.02	
Options exercised..........	--	(479)	$4.18	
Balances, May 31, 2008........	350	1,266	$5.05	$4,632
Options granted............	(555)	555	$6.01	
Additional shares reserved..	600	--		
Options terminated.........	141	(141)	$5.37	
Options exercised..........	--	(44)	$4.35	
Balances, May 31, 2009........	536	1,636	$5.37	--
Options exercisable and expected to be exercisable at May 31, 2009		1,603	$5.37	--

The options outstanding and exercisable at May 31, 2009 were in the following exercise price ranges (in thousands, except per share data):

	Options Outstanding at May 31, 2009			Options Exercisable at May 31, 2009			
Range of Exercise Prices	Number Outstanding Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exer-cisable Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
$1.29-$3.63	651	3.16	$2.76	438	$3.01	2.54	
$3.66-$4.08	128	1.65	$3.90	128	$3.91	1.65	
$4.35-$4.60	51	0.56	$4.45	51	$4.45	0.56	
$5.91-$7.00	390	2.98	$6.12	204	$6.11	2.86	
$7.28-$10.93	416	4.02	$9.30	176	$8.83	3.98	
$1.29-$10.93	1,636	3.13	$5.37	997	$4.86	2.64	--

The total intrinsic value of options exercised during fiscal 2009 was $219,000. The weighted average contractual life of the options exercisable and expected to be exercisable at May 31, 2009 was 3.13 years.

Options to purchase 996,934, 770,383 and 971,519 shares were exercisable at May 31, 2009, 2008 and 2007, respectively. These exercisable options had weighted average exercise prices of $4.86, $4.38 and $4.08 of May 31, 2009, 2008 and 2007, respectively.

9. EMPLOYEE BENEFIT PLANS:

EMPLOYEE STOCK OWNERSHIP PLAN:

The Company has a non-contributory, trusteed employee stock option plan for full-time employees who have completed three consecutive months of service and for part-time employees who have completed one year of service and have attained an age of 21. The Company can contribute either shares of the Company's stock or cash to the plan. The contribution is determined annually by the Company and cannot exceed 15% of the annual aggregate salaries of those employees eligible for participation in the plan. On May 31, 2007, the Company converted the Aehr Test Systems Employee Stock Bonus Plan into the Aehr Test Systems Employee Stock Ownership Plan (the "Plan"). The stock bonus plan was converted to an employee stock ownership plan ("ESOP") to enable the Plan to better comply with changes in the law regarding Company stock. Individuals' account balances vest at a rate of 20% per year commencing upon completion of two years of service. Non-vested balances, which are forfeited following termination of employment, are allocated to the remaining employees in the Plan. Under the Plan provisions, each employee who reaches age fifty-five (55) and has been a participant in the Plan for ten years will be offered an election each year to direct the transfer of up to 25% of his/her ESOP account to the employee self-directed account in the Savings & Retirement Plan. For anyone who meets the above prerequisites, the first election to diversify holdings will be offered after May 31, 2008. In the sixth year, employees will be able to diversify up to 50% of their ESOP accounts. Contributions of $60,000, $177,000 and $155,250 were authorized for the plan during fiscal 2009, 2008 and 2007, respectively. Contributions of 25,661 shares were contributed to the ESOP during fiscal 2008 for fiscal 2007. Contribution of 20,344 shares were contributed to the ESOP during fiscal 2009 for fiscal 2008. The contribution for fiscal 2009 will be made in fiscal 2010.

401(K) PLAN:

The Company maintains a defined contribution savings plan (the "401(k) Plan") to provide retirement income to all qualified employees of the Company. The 401(k) Plan is intended to be qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan is funded by voluntary pre-tax contributions from employees. Contributions are invested, as directed by the participant, in investment funds available under the 401(k) Plan. The Company is not required to make, and did not make any contributions to the 401(k) Plan during fiscal 2009, 2008 and 2007.

EMPLOYEE STOCK PURCHASE PLAN:

The Company's Board of Directors adopted the 1997 Employee Stock Purchase Plan in June 1997. A total of 400,000 shares of common stock have been reserved for issuance under the plan. The plan has consecutive, overlapping, twenty-four month offering periods. Each twenty-four month offering period includes four six month purchase periods. The offering periods generally begin on the first trading day on or after April 1 and October 1 each year, except that the first such offering period commenced with the effectiveness of the Company's initial public offering and ended on the last trading day on or before March 31, 1999. Shares are purchased through employee payroll deductions at exercise prices equal to 85% of the lesser of the fair market value of the Company's common stock at either the first day of an offering period or the last day of the purchase period. If a participant's rights to purchase stock under all employee stock purchase plans of the Company accrue at a rate which exceeds $25,000 worth of stock for a calendar year, such participant may not be granted an option to purchase stock under the 1997 Employee Stock Purchase Plan. The maximum number of shares a participant may purchase during a single purchase period is 3,000 shares.

In October 2006, the Company's shareholders approved the 2006 Employee Stock Purchase Plan ("2006 Purchase Plan"). A total of 200,000 shares of the Company's common stock were reserved for issuance under the 2006 Purchase Plan. The 2006 Purchase Plan has consecutive, overlapping, twenty-four month offering periods. Each twenty-four month offering period includes four six month purchase periods. The offering periods generally begin on the first trading day on or after April 1 and October 1 each year. The first exercise date under the 2006 Purchase Plan was April 1, 2007. All employees who work a minimum of 20 hours per week and are customarily employed by the Company (or an affiliate thereof) for at least five months per calendar year are eligible to participate. Under the 2006 Purchase Plan, shares are purchased through employee payroll deductions at exercise prices equal to 85% of the lesser of the fair market value of the Company's common stock at either the first day of an offering period or the last day of the purchase period. If a participant's rights to purchase stock under all employee stock purchase plans of the Company accrue at a rate which exceeds $25,000 worth of stock for a calendar year, such participant may not be granted an option to purchase stock under the 2006 Purchase Plan. For the years ended May 31, 2009, 2008 and 2007, approximately 73,000, 34,000, and

43,000 shares of common stock, respectively, were issued under the plans. To date, 519,276 shares have been issued under the plans.

10. STOCKHOLDER RIGHTS PLAN:

The Company's Board of Directors adopted a Stockholder Rights Plan on March 5, 2001, under which a dividend of one Right to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock was distributed for each outstanding share of the Company's common stock. The plan entitles each Right holder to purchase 1/1000th of a share of the Company's Series A Participating Preferred Stock at an exercise price of $35.00, subject to adjustment, in certain events, such as a tender offer to acquire 20% or more of the Company's outstanding common stock. Under some circumstances, such as if a person or group acquires 20% or more of the Company's common stock prior to redemption of the Rights, the plan entitles such holders (other than an acquiring party) to purchase the Company's common stock having a market value at that time of twice the Right's exercise price. The Rights expire on April 3, 2010.

11. OTHER INCOME (EXPENSE), NET:

Other income (expense), net comprises the following (in thousands):

	Year Ended May 31,		
	2009	2008	2007
Foreign exchange gain (loss)......	$331	$(48)	$(18)
Income from investment	--	--	936
Other, net.......................	(54)	(23)	43
	$277	$(71)	$961

12. SEGMENT INFORMATION:

As the Company's business is completely focused on one industry segment, the designing, manufacturing and marketing of advanced test and burn-in products to the semiconductor manufacturing industry, management believes that the Company has only one reportable segment. The Company's net sales and profits are generated through the sale and service of products for this one segment.

The following presents information about the Company's operations in different geographic areas (in thousands):

	United States	Asia	Europe	Adjust-ments	Total
2009:					
Net sales.....................	$20,040	$5,032	$1,401	$ (5,066)	$21,407
Portion of U.S. net sales from export sales, including sales to subsidiaries.............	14,026	--	--	--	14,026
Income (loss) from operations..	(22,859)	(2,550)	58	(124)	(25,475)
Identifiable assets...........	24,762	2,983	1,624	(15,458)	13,911
Property and equipment, net....	2,642	88	11	--	2,741
2008:					
Net sales.....................	$36,818	$19,945	$1,352	$(19,074)	$39,041
Portion of U.S. net sales from export sales, including sales to subsidiaries.............	21,698	--	--	--	21,698
Income from operations.........	5,147	709	35	(80)	5,811
Identifiable assets...........	52,431	5,526	1,660	(14,418)	45,199
Property and equipment, net....	2,193	67	18	--	2,278

2007:					
Net sales	$24,882	$4,104	$1,161	$ (2,796)	$27,351
Portion of U.S. net sales from export sales, including sales to subsidiaries	9,127	--	--	--	9,127
Income from operations	669	368	7	7	1,051
Identifiable assets	37,165	2,405	1,038	(11,933)	28,675
Property and equipment, net	1,607	72	10	--	1,689

The Company's foreign operations are primarily those of its Japanese and German subsidiaries. Substantially all of the sales of the subsidiaries are made to unaffiliated Japanese or European customers. Net sales and income (loss) from operations from outside the United States include the operating results of Aehr Test Systems Japan K.K. and Aehr Test Systems GmbH. Adjustments consist of intercompany eliminations. Identifiable assets are all assets identified with operations in each geographic area.

13. RELATED PARTY TRANSACTIONS:

The Company has entered into transactions with ESA Electronics Pte Ltd. ("ESA") in which the Company owned a 12.5% interest at May 31, 2009, 2008 and 2007. ESA purchased goods from the Company for approximately $30,000, $7,000 and $15,000 during fiscal 2009, 2008 and 2007, respectively. In addition, the Company purchased goods from ESA for approximately $3,000, $2,000 and $1,000 in fiscal 2009, 2008 and 2007, respectively. At May 31, 2009 and 2008, the Company had no amounts payable to ESA. At May 31, 2009 and 2008, the Company had no amounts receivable from ESA.

Mario M. Rosati, one of the Company's directors, is also a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, which has served as the Company's outside corporate counsel and has received compensation at normal commercial rates for these services.

14. COMMITMENTS AND CONTINGENCIES:

COMMITMENTS

The Company leases most of its manufacturing and office space under operating leases. The Company entered into non-cancelable operating lease agreements for its United States manufacturing and office facilities and maintains equipment under non-cancelable operating leases in Germany. These commitments expire no later than June 2016. Under the lease agreements, the Company is responsible for payments of utilities, taxes and insurance.

Minimum annual rentals payments under operating leases in each of the next five fiscal years and thereafter are as follows (in thousands):

Years Ending May 31,	
2010	$ 525
2011	530
2012	538
2013	555
2014	573
Thereafter	642
Total	$3,363

Rental expense for the years ended May 31, 2009, 2008 and 2007 was approximately $684,000, $927,000 and $927,000, respectively.

At May 31, 2009, the Company had a $50,000 certificate of deposit held by a financial institution representing a security deposit for its United States manufacturing and office space lease. This amount is included in "Other Assets" on the consolidated balance sheets.

PURCHASE OBLIGATIONS

The Company has purchase obligations to certain suppliers. In some cases the products the Company purchases are unique and have provisions against cancellation of the order. At May 31, 2009, the Company had approximately $0.6 million of purchase obligations which are due within the following 12 months. This amount does not include contractual obligations recorded on the consolidated balance sheets as liabilities.

CONTINGENCIES

On April 24, 2009, Aehr Test Systems Japan filed a claim against Spansion Japan in the Tokyo District Court for claims for goods and services provided to Spansion. The claim consists primarily of accounts receivable for goods and services provided, interest, and cancellation charges for goods and services ordered by Spansion which were not delivered to Spansion. These orders were canceled due to Spansion's failure to pay per terms. The claim is currently under review.

On May 5, 2009, Aehr Test filed a claim against Spansion, Inc. in the United States Bankruptcy Court of the District of Delaware for claims for goods and services provided to Spansion. The claim consists primarily of accounts receivable for goods and services provided, and cancellation charges for goods and services ordered by Spansion which were not delivered to Spansion. These orders were canceled due to Spansion's failure to pay per terms. The claim is currently under review.

While we cannot predict the outcome of these claims, Aehr believes that the settlement of these claims will have a material effect on its consolidated financial condition and result of operations.

The Company is, from time to time, involved in legal proceedings arising in the ordinary course of business. While there can be no assurances as to the ultimate outcome of any litigation involving the Company, management does not believe any pending legal proceedings will result in judgment or settlement that will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

In the normal course of business to facilitate sales of its products, the Company indemnifies other parties, including customers, with respect to certain matters. The Company has agreed to hold the other party harmless against losses arising from a breach of representations or covenants, or from intellectual property infringement or other claims. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, the Company has entered into indemnification agreements with its officers and directors, and the Company's bylaws contain similar indemnification obligations to the Company's agents.

It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, payments made by the Company under these agreements have not had a material impact on the Company's operating results, financial position or cash flows.

15. SUBSEQUENT EVENT:

In August 2009, the Company sold a portion of its bankruptcy claim against Spansion for approximately $3.3 million.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

The following table (presented in thousands, except per share data) sets forth selected unaudited condensed consolidated statements of income data for each of the four quarters of the fiscal years ended May 31, 2009 and 2008. The unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in the Company's opinion, includes all adjustments (consisting only of normal recurring entries) necessary for a fair statement of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for any future period and should be read in conjunction with the audited consolidated financial statements of the Company's and the notes thereto included elsewhere herein.

	Three Months Ended			
	Aug. 31, 2008	Nov. 30, 2008	Feb. 28, 2009	May 31, 2009
Net sales	$9,690	$9,242	$ 1,235	$ 1,240
Gross profit (loss)	$4,918	$4,592	$ (6,814)	$(1,512)
Net income (loss)	$ 865	$ 872	$(27,680)	$(4,028)
Net income (loss) per share (basic)	$ 0.10	$ 0.10	$ (3.28)	$ (0.48)
Net income (loss)per share (diluted)	$ 0.10	$ 0.10	$ (3.28)	$ (0.48)

	Three Months Ended			
	Aug. 31, 2007	Nov. 30, 2007	Feb. 29, 2008	May 31, 2008
Net sales	$7,660	$9,675	$10,792	$10,914
Gross profit	$4,181	$4,884	$ 5,530	$ 5,374
Net income	$ 779	$1,366	$ 1,926	$ 6,502
Net income per share (basic)	$ 0.10	$ 0.17	$ 0.24	$ 0.79
Net income per share (diluted)	$ 0.09	$ 0.16	$ 0.23	$ 0.74

During the three months ended February 28, 2009 the Company recorded the following charges:

- a provision for bad debt of $13.7 million,
- a provision for excess and obsolete inventory of $5.7 million,
- the reinstatement of the deferred tax asset valuation allowance of $4.9 million,
- cancellation charges of $0.5 million,
- an impairment of goodwill of $0.3 million, and
- severance costs of $0.2 million.

During the three months ended May 31, 2009 the Company recorded the following charges:

- a provision for excess and obsolete inventory of $1.5 million,
- severance costs of $0.2 million. and
- a credit of $0.3 million for the settlement of cancellation charges accrued in the three months ended February 28, 2009.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A(T). Controls and Procedures

(a) **Evaluation of disclosure controls and procedures.**

Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.

(b) **Management's report on internal control over financial reporting.**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that the Company's internal control over financial reporting was effective as of May 31, 2009. This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

(c) **Changes in internal controls over financial reporting.**

There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 10-K that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

The directors of the Company are elected annually. The executive officers of the Company serve with no specific term of office. The executive officers and directors of the Company are as follows:

Name of Executive Officer	Age	Positions with the Company
Rhea J. Posedel...............	67	Chief Executive Officer and Chairman of the Board of Directors
Gary L. Larson................	59	Vice President of Finance and Chief Financial Officer
Carl N. Buck..................	57	Vice President of Marketing and Contactor Business Group
Joel Bustos...................	56	Vice President of Operations
David S. Hendrickson..........	52	Vice President of Engineering
Gregory M. Perkins............	55	Vice President of Worldwide Sales and Service
Kunio Sano....................	53	President, Aehr Test Systems Japan K.K.
Robert R. Anderson (1)(2).....	71	Director
William W. R. Elder (2)(3)....	70	Director

Mukesh Patel (1)(3)	51	Director
Mario M. Rosati	63	Director
Howard T. Slayen (1)	62	Director

----

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Nominating and Governance Committee.

RHEA J. POSEDEL is a founder of the Company and has served as Chief Executive Officer and Chairman of the Board of Directors since the Company's inception in 1977. From the Company's inception through May 2000, Mr. Posedel also served as President of the Company. Prior to founding the Company, Mr. Posedel held various project engineering and engineering managerial positions at Lockheed Martin Corporation (formerly Lockheed Missile & Space Corporation), Ampex Corporation, and Cohu, Inc. Mr. Posedel received a B.S. in Electrical Engineering from the University of California, Berkeley, an M.S. in Electrical Engineering from San Jose State University and an M.B.A. from Golden Gate University.

GARY L. LARSON joined the Company in April 1991 as Chief Financial Officer and was elected Vice President of Finance in February 1992. From 1986 to 1990, he served as Chief Financial Officer, and from 1988 to 1990 also as President and Chief Operating Officer, of Nanometrics Incorporated, a manufacturer of measurement and inspection equipment for the semiconductor industry. Mr. Larson received a B.S. in Mathematics/Finance from Harvey Mudd College.

CARL N. BUCK joined the Company as a Product Marketing Manager in 1983 and held various positions until he was elected Vice President of Engineering in November 1992, Vice President of Research and Development Engineering in November 1996, Vice President of Marketing in September 1997, Vice President of Contactor Business Group in May 2002 and Vice President of Marketing and Contactor Business Group in October 2005. From 1978 to 1983, Mr. Buck served as Product Marketing Manager at Intel Corporation, an integrated circuit and microprocessor company. Mr. Buck received a B.S.E.E. from Princeton University, an M.S. in Electrical Engineering from the University of Maryland and an M.B.A. from Stanford University.

JOEL BUSTOS joined the Company as Vice President of Operations in July 2007. From 2002 to 2007, Mr. Bustos served as General Manager of the Global Consumer Business Unit of Celestica Inc., an electronic manufacturing services company. From 1996 to 2002, Mr. Bustos served as a General Manager at Flextronics International Ltd., a leading global provider of electronic manufacturing services. Mr. Bustos received a B.S. in Organizational Behavior from the University of San Francisco.

DAVID S. HENDRICKSON joined the Company as Vice President of Engineering in October 2000. From 1999 to 2000, Mr. Hendrickson served as Platform General Manager, and from 1995 to 1999 as Engineering Director and Software Director, of Siemens Medical (formerly Acuson Corporation), a medical ultrasound products company. From 1990 to 1995, Mr. Hendrickson served as Director of Engineering and Director of Software of Teradyne Inc. (formerly Megatest Corporation), a manufacturer of semiconductor capital equipment. Mr. Hendrickson received a B.S. in Computer Science from Illinois Institute of Technology.

GREGORY M. PERKINS joined the Company as Vice President of Worldwide Sales and Service in June 2004. From 2001 to 2003, Mr. Perkins served as Vice President of North America Customer Operations and then Vice President of North American and European Sales, for Electroglas Corporation, a producer of semiconductor wafer probers. From 1999 to 2001, he served as Vice President of Sales at Advantest America, Inc., a semiconductor tester company, and from 1997 to 1999 as Vice President of Worldwide Sales and Field Operations at LTX Corporation, a semiconductor tester company. From 1978 to 1997, Mr. Perkins held multiple management positions over 19 years with General Electric Company including Senior Vice President of Marketing and Business Development for GE Capital Computer Leasing. Mr. Perkins received a B.S. in Environmental Health Technologies from Quinnipiac University.

KUNIO SANO joined the Company as Vice President, Aehr Test Systems Japan K.K., the Company's subsidiary in Japan, in June 1998 and was elected President, Aehr Test Systems Japan K.K. in January 2001. From 1991 to 1998, he served as Manager of Development Engineering Department at Tokyo Electron Yamanashi Limited, a leading worldwide semiconductor equipment manufacturer. Mr. Sano received a B.S.E.E. from Sagami Institute of Technology in Kanagawa, Japan.

ROBERT R. ANDERSON has been a director of the Company since October 2000. Mr. Anderson currently is a director of MKS Instruments, Inc., a semiconductor components and equipment supplier. Mr. Anderson also serves as a director for Energetiq Technology, Inc., a private company. Mr. Anderson is a graduate of Bentley University and served as a trustee of Bentley University from 1993 through 2004.

WILLIAM W. R. ELDER has been a director of the Company since 1989. From 1981 to 1996, Dr. Elder was the Chief Executive Officer of Genus, Inc., a semiconductor equipment company, and then again from 1998 until the company was acquired by AIXTRON AG ("AIXTRON") in 2005. Dr. Elder retired from AIXTRON in December 2007. Dr. Elder is currently President and CEO of Maskless Lithography Inc., a capital equipment start-up company based in San Jose, California. Dr. Elder received a B.S.I.E. and an honorary Doctorate Degree from the University of Paisley in Scotland.

MUKESH PATEL has been a director of the Company since June 1999. Mr. Patel was President and Chief Executive Officer of Metta Technology, which he co-founded in 2004, until November 2006, when LSI Logic Corporation acquired it. He founded Sparkolor Corporation, acquired by Intel Corporation in late 2002, and co-founded SMART Modular Technologies, Inc. ("SMART Modular"), a high value added memory products company, acquired by Solectron Corporation in late 1999. From February 1989 to July 1995, Mr. Patel served as Vice President and General Manager Memory Product Division of SMART Modular from August 1995 to August 1998 and as Vice President, Engineering. Mr. Patel also serves as a director of SMART Modular and for several privately-held companies. Mr. Patel received a B.S. degree in Engineering with an emphasis in digital electronics from Bombay University, India.

MARIO M. ROSATI has been a director of the Company since 1977. Mr. Rosati is a member of the law firm Wilson Sonsini Goodrich & Rosati, Professional Corporation which he joined in 1971. Mr. Rosati is a director of Sanmina-SCI Corporation, an electronics manufacturing services company and a publicly-held company, as well as several privately-held companies. Mr. Rosati received a B.A. from the University of California, Los Angeles and a J.D. from the University of California, Berkeley School of Law.

HOWARD T. SLAYEN has been a director of the Company since 2008. Since June 2001, Mr. Slayen has been providing independent financial consulting services to various organizations and clients. From October 1999 to May 2001, Mr. Slayen served as Executive Vice President and Chief Financial Officer of Quaartz Inc., a web-hosted communications business. From 1971 to September 1999, Mr. Slayen held various positions with PricewaterhouseCoopers/Coopers & Lybrand, including his last position as a Corporate Finance Partner. Mr. Slayen currently is a director of Lantronix, Inc., a provider of embedded networking solutions. Mr. Slayen received a B.A. from Claremont McKenna College and a J.D. from the University of California, Berkeley School of Law.

The information required by this item relating to directors is incorporated by reference to the information under the captions "Board Matters and Corporate Governance" and "Proposal 1 -- Election of Directors" in the Proxy Statement. Information regarding Section 16 reporting compliance is incorporated herein by reference under the caption "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in the Proxy Statement.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the sections entitled "Director Compensation" and "Compensation of Executive Officers" of the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the section entitled "Security Ownership of Certain Beneficial Owners, Directors and Management" of the Proxy Statement.

Item 13. Certain Relationships and Related Transactions

The information required by this item is incorporated by reference to the section entitled "Certain Relationships and Related Transactions" of the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the section entitled "Independent Registered Public Accounting Firm's Fees" of the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Report:

1. Financial Statements

   See Index under Item 8.

2. Financial Statement Schedule

   See Index under Item 8.

3. Exhibits

   See Item 15(b) below.

(b) Exhibits

The following exhibits are filed as part of or incorporated by reference into this Report:

Exhibit No.	Description
3.1(1)	Restated Articles of Incorporation of Registrant.
3.2(1)	Bylaws of Registrant.
4.1(2)	Form of Common Stock certificate.
4.2(3)	2006 Equity Incentive Plan.
4.3(3)	2006 Employee Stock Purchase Plan.
10.1(1)	Amended 1986 Incentive Stock Plan and form of agreement thereunder.
10.2(2)	1996 Stock Option Plan (as amended and restated) and forms of Incentive Stock Option Agreement and Nonstatutory Stock Option Agreement thereunder.
10.3(2)	1997 Employee Stock Purchase Plan and form of subscription agreement thereunder.
10.4(2)	Form of Indemnification Agreement entered into between Registrant and its directors and executive officers.
10.5(1)	Capital Stock Purchase Agreement dated September 11, 1979 between Registrant and certain holders of Common Stock.
10.6(1)	Capital Stock Investment Agreement dated April 12, 1984 between Registrant and certain holders of Common Stock.
10.7(1)	Amendment dated September 17, 1985 to Capital Stock Purchase Agreement dated April 12, 1984 between Registrant and certain holders of Common Stock.
10.8(1)	Amendment dated February 26, 1990 to Capital Stock Purchase Agreement dated April 12, 1984 between Registrant and certain holders of Common Stock.
10.9(1)	Stock Purchase Agreement dated September 18, 1985 between Registrant and certain holders of Common Stock.
10.10(1)	Common Stock Purchase Agreement dated February 26, 1990 between Registrant and certain holders of Common Stock.
10.11(1)	Lease dated May 14, 1991 for facilities located at 1667 Plymouth Street, Mountain View, California.
10.12(4)	Lease dated August 3, 1999 for facilities located at Building C, 400 Kato Terrace, Fremont, California.
10.13(5)	Preferred Shares Rights Agreement dated March 5, 2001.
10.14(6)	Form of Change of Control Agreement.
10.15(8)	First Amendment dated May 06, 2008 for facilities located at 400 Kato Terrace, Fremont, California.
16.1(7)	Letter dated December 9, 2005 regarding change in Certifying Accountant.
21.1(1)	Subsidiaries of the Company.
23.1	Consent of Burr, Pilger & Mayer LLP - Independent Registered Public Accounting Firm (filed herewith).
24.1	Power of Attorney (see page 55).
31.1	Certification Statement of Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification Statement of Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).

----

(1) Incorporated by reference to the same-numbered exhibit previously filed with the Company's Registration Statement on Form S-1 filed June 11, 1997 (File No. 333-28987).

(2) Incorporated by reference to the same-numbered exhibit previously filed with Amendment No.1 to the Company's Registration Statement on Form S-1 filed July 17, 1997 (File No. 333-28987).

(3) Incorporated by reference to the exhibit previously filed with the Company's Registration Statement on Form S-8 filed October 27, 2006 (File No. 333-138249).

(4) Incorporated by reference to the same-numbered exhibit previously filed with the Company's Form 10-K for the year ended May 31, 1999 filed August 30, 1999 (File No. 000-22893).

(5) Incorporated by reference to the Exhibit No. 4.1 previously filed with the Company's Current Report on Form 8-K filed March 28, 2001 (File No. 000-22893).

(6) Incorporated by reference to the same-numbered exhibit previously filed with the Company's Form 10-K for the year ended May 31, 2001 filed August 29, 2001 (File No. 000-22893).

(7) Incorporated by reference to the same-numbered exhibit previously filed with the Company's Current Report on Form 8-K filed December 9, 2005 (File No. 000-22893).

(8) Incorporated by reference to the same-numbered exhibit previously filed with the Company's Current Report on Form 8-K filed May 9, 2008 (File No. 000-22893).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 2, 2009

AEHR TEST SYSTEMS

By: /s/ RHEA J. POSEDEL

Rhea J. Posedel
CHIEF EXECUTIVE OFFICER AND
CHAIRMAN OF THE BOARD OF DIRECTORS

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rhea J. Posedel and Gary L. Larson, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RHEA J. POSEDEL Rhea J. Posedel	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	September 2, 2009
/s/ GARY L. LARSON Gary L. Larson	Vice President of Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	September 2, 2009
/s/ ROBERT R. ANDERSON Robert R. Anderson	Director	September 2, 2009
/s/ WILLIAM W. R. ELDER William W. R. Elder	Director	September 2, 2009
/s/ MUKESH PATEL Mukesh Patel	Director	September 2, 2009
/s/ MARIO M. ROSATI Mario M. Rosati	Director	September 2, 2009
/s/ HOWARD T. SLAYEN Howard T. Slayen	Director	September 2, 2009

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302(a) OF THE SARBANES-OXLEY ACT

I, Rhea J. Posedel, certify that:

1. I have reviewed this annual report on Form 10-K of Aehr Test Systems;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 2, 2009

/s/ RHEA J. POSEDEL

Rhea J. Posedel
Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302(a) OF THE SARBANES-OXLEY ACT

I, Gary L. Larson, certify that:

1. I have reviewed this annual report on Form 10-K of Aehr Test Systems;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 2, 2009

/s/ GARY L. LARSON

Gary L. Larson
Chief Financial Officer

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Rhea J. Posedel, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Aehr Test Systems on Form 10-K for the period ending May 31, 2009 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Aehr Test Systems.

By: /s/ RHEA J. POSEDEL

Rhea J. Posedel
Chief Executive Officer

I, Gary L. Larson, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Aehr Test Systems on Form 10-K for the period ending May 31, 2009 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Aehr Test Systems.

By: /s/ GARY L. LARSON

Gary L. Larson
Chief Financial Officer

CORPORATE INFORMATION

DIRECTORS

Rhea J. Posedel
Chief Executive Officer,
Chairman of the Board

Robert R. Anderson (1) (2)
Private investor

William W.R. Elder (2) (3)
President and CEO,
Maskless Lithography Inc.

Mukesh Patel (1) (3)
Private investor

Mario M. Rosati
Member
Wilson Sonsini Goodrich & Rosati,
a law firm

Howard T. Slayen (1)
Director,
Lantronix, Inc.

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating and Governance Committee

OFFICERS

Rhea J. Posedel
Chief Executive Officer,
Chairman of the Board

Gary L. Larson
Vice President of Finance,
Chief Financial Officer

Carl N. Buck
Vice President of Marketing and
Contactor Business Group

Joel Bustos
Vice President of Operations

David S. Hendrickson
Vice President of Engineering

Gregory M. Perkins
Vice President of Worldwide
Sales and Service

Kunio Sano
President
Aehr Test Systems Japan

CORPORATE HEADQUARTERS

400 Kato Terrace
Fremont, CA 94539
Telephone: 510.623.9400
Fax: 510.623.9450
Website: www.aehr.com

SUBSIDIARIES

Aehr Test Systems Japan
7-9, 2-Chome
Shibasaki-Cho
Tachikawa-Shi
Tokyo, Japan 190-0023
Telephone: 81.42.525.1061
Fax: 81.42.525.1410
Email: atsj@aehr.com

Aehr Test Systems GmbH
Industriestrasse 9
D-86919 Utting
Germany
Telephone: 49.8806.2021
Fax: 49.8806.2024
Email: atsg@aehr.com

SHAREHOLDER INFORMATION

Legal Counsel
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
Palo Alto, CA

Independent Registered Public Accounting Firm
Burr, Pilger & Mayer LLP
San Jose, CA

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P. O. Box 43070
Providence, RI 02940-3070
Toll free: 800.962.4284
Telephone: 303.262.0600
Fax: 303.262.0700

Investor Relations
Aehr Test Systems
400 Kato Terrace
Fremont, CA 94539
Telephone: 510.623.9400
Fax: 510.623.9450
Website: www.aehr.com

Annual Meeting
The annual meeting of shareholders will be held at 4:00 p.m. on October 27, 2009 at the Company's corporate headquarters.

Aehr Test Systems' corporate headquarters has been certified to the International Standards Organization (ISO) 9001 standard since 1997.

QUALITY MANAGEMENT SYSTEM
CERTIFIED BY DNV
ISO 9001:2000

AEHR TEST SYSTEMS

CORPORATE HEADQUARTERS
400 KATO TERRACE
FREMONT, CA 94539
TELEPHONE: 510.623.9400
FAX: 510.623.9450
WEB: WWW.AEHR.COM